As filed with the Securities and Exchange Commission on July 18, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	4813	54-1708481
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PRIMUS TELECOMMUNICATIONS HOLDING, INC.

(Exact name of registrant as specified in its charter)

Delaware	4813	20-0346064
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7901 Jones Branch Drive, Suite 900

McLean, Virginia 22102

(703) 902-2800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

K. Paul Singh

Chairman, President and Chief Executive Officer

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

7901 Jones Branch Drive, Suite 900

McLean, Virginia 22102

(703) 902-2800

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Brian J. Lynch, Esq.

Hogan & Hartson L.L.P.

8300 Greensboro Drive

McLean, Virginia 22102

(703) 610-6100

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

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If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered		Proposed maximum price per unit(1)		Proposed maximum aggregate offering price(1)		Amount of registration fee
PRIMUS TELECOMMUNICATIONS HOLDING, INC. :
5.00% Exchangeable Senior Notes due 2009	$56,323,000	(2)	100%		$56,323,000		$6,027
PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED:
Common Stock, par value $0.01 per share	59,179,963	(3)	—	(3)	—	(3)	—	(4)
Guarantees of the 5.00% Exchangeable Senior Notes due 2009	—		—		—		—	(5)

(1)	Estimated solely for the purpose of computing the registration fee.
(2)	The aggregate principal amount of 5.00% Exchangeable Senior Notes due 2009 that were issued on June 28, 2006.
(3)	The number of shares of PRIMUS Telecommunications Group, Incorporated registered hereunder is based upon the maximum number of shares of PRIMUS Telecommunications Group, Incorporated that are issuable (i) upon exchange of the senior notes and (ii) at the election of PRIMUS Telecommunications Group, Incorporated and subject to certain conditions, as interest payments on the senior notes. Pursuant to Rule 416 under the Securities Act, such number of shares of PRIMUS Telecommunications Group, Incorporated common stock registered hereby shall include an indeterminable number of shares of PRIMUS Telecommunications Group, Incorporated common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.
(4)	Pursuant to Rule 457(i) under the Securities Act, no registration fee is payable with respect to the shares of PRIMUS Telecommunications Group, Incorporated common stock issuable upon exchange of the senior notes because no additional consideration will be received by the registrant upon exchange of the senior notes.
(5)	Pursuant to Rule 457(n) under the Securities Act, no separate fee is payable for the guarantees.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities or accept an offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

Subject to Completion, Dated July 18, 2006

PROSPECTUS

PRIMUS TELECOMMUNICATIONS HOLDING, INC.

$56,323,000

5.00% Exchangeable Senior Notes due 2009

and

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

46,935,833 shares of Common Stock issuable upon exchange of the Senior Notes and up to 12,244,130 shares of Common Stock that may be payable as interest

This prospectus relates to an aggregate principal amount of $56.3 million of 5.00% Exchangeable Senior Notes due 2009 (which are referred to in this Prospectus as “senior notes”) of PRIMUS Telecommunications Holding, Inc. (“Holding”), a wholly owned subsidiary of PRIMUS Telecommunications Group, Incorporated (“PRIMUS”), 46,935,833 shares of PRIMUS common stock issuable upon exchange of the senior notes and up to 12,244,130 shares of PRIMUS common stock payable, subject to certain conditions, by Holding as interest. This prospectus will be used by the selling securityholders from time to time to resell their senior notes and the shares of PRIMUS common stock issuable upon exchange of the senior notes or payable by Holding as interest on the senior notes.

The principal terms of the senior notes include the following:

Issuer:	PRIMUS Telecommunications Holding, Inc.

Interest:

Accrues from June 28, 2006 at the rate of 5% per annum, payable on each June 30 and December 30, beginning on December 30, 2006; under certain circumstances, Holding may elect to make interest payments in shares of PRIMUS common stock, in which case the shares will be valued at the greater of (1) the closing price of PRIMUS common stock on June 7, 2006 and (2) 95% of the average closing price of PRIMUS common stock for the three-day period ending on the trading day prior to the interest payment date; however, the first two interest payments must be paid in cash

Maturity Date:

June 30, 2010, subject to an accelerated maturity of June 30, 2009 if PRIMUS does not increase its equity in the aggregate of $25 million during the three years following issuance of the senior notes through the sale of equity for cash, equity exchanges for debt or conversions of debt into equity

Conversion Price:	$1.20 per share, subject to adjustment

Redemption Options:

If the closing bid price of PRIMUS common stock, for at least 20 trading days in any consecutive 30 trading-day period, exceeds 150% of the conversion price then in effect, Holding may elect to call the senior notes for cash at par, or Holding may elect to exchange the senior notes for shares of PRIMUS common stock at the conversion price, subject to certain conditions, including that no more than 50% of the senior notes may be exchanged by Holding within any rolling 30-day period

Ranking:	The senior notes are senior unsecured obligations of Holding and rank pari passu with the existing 8% Senior Notes due 2014 of Holding

Guarantee:	The senior notes are fully and unconditionally guaranteed by PRIMUS

The senior notes are not listed on any securities exchange. The senior notes are designated for trading in the PORTAL market. PRIMUS common stock is listed on the Nasdaq Capital Market under the symbol PRTL. The last reported sales price of the common stock, as reported on the Nasdaq Capital Market on July 17, 2006 was $0.53 per share.

See “ Risk Factors” beginning on page 8 for information that you should consider before purchasing the securities offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July     , 2006.

You should rely only on the information contained in this prospectus or any supplement. None of PRIMUS, Holding or any selling securityholder has authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of such documents.

i

SUMMARY

This summary highlights some of the information in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. To understand this prospectus, the senior notes and the common stock and business of PRIMUS, you should read the entire prospectus, particularly “Risk Factors” and the consolidated financial statements and related notes incorporated by reference into this prospectus. References in this prospectus to “PRIMUS” or “the Company” refer to PRIMUS Telecommunications Group, Incorporated together with its consolidated subsidiaries. References to “Holding” refer to PRIMUS Telecommunications Holding, Inc., a wholly owned subsidiary of PRIMUS.

PRIMUS

PRIMUS is an integrated telecommunications services provider offering a portfolio of international and domestic voice, wireless, Internet, voice-over-Internet protocol (VOIP), data and hosting services to business and residential retail customers and other carriers located primarily in the United States, Australia, Canada, the United Kingdom and western Europe. PRIMUS’s focus is to service the demand for high quality, competitively priced communications services that is being driven by the globalization of the world’s economies, the worldwide trend toward telecommunications deregulation and the growth of broadband, Internet, VOIP, wireless and data traffic.

PRIMUS targets customers with significant telecommunications needs, including small- and medium-sized enterprises (SMEs), multinational corporations, residential customers, and other telecommunications carriers and resellers. PRIMUS provides services over its global network, which consists of:

•	16 carrier-grade international gateway and domestic switching systems (the hardware/software devices that direct the voice traffic across the network) in the United States, Canada, Australia, Europe and Japan;

•	approximately 350 interconnection points to the Company’s network, or points of presence (POPs), within its service regions and other markets;

•	undersea and land-based fiber optic transmission line systems that PRIMUS owns or leases and that carry voice and data traffic across the network; and

•	global network and data centers that use a high-bandwidth network standard (asynchronous transfer mode) and Internet-based protocol (ATM+IP) to connect with the network. The global VOIP network is based on routers and gateways with an open network architecture which connects the Company’s partners in over 150 countries.

The services PRIMUS offers can be classified into three main product categories: voice, data/Internet and VOIP services. Within these three main product categories, PRIMUS offers its customers a wide range of services, including:

•	international and domestic long distance services over the traditional network;

•	wholesale and retail VOIP services;

•	wireless services;

•	prepaid services, toll-free services and reorigination services;

•	dial-up, dedicated and high-speed Internet access;

•	local voice services;

•	ATM+IP broadband services; and

•	managed and shared Web hosting services and applications.

Generally, PRIMUS prices its services competitively or at a discount with the major carriers and service providers operating in its principal service regions. PRIMUS seeks to continue to generate net revenue through sales and marketing efforts focused on customers with significant communications needs (international and domestic voice, wireless, VOIP, high speed and dial-up Internet and data), including SMEs, multinational corporations, residential customers, and other telecommunications carriers and resellers. PRIMUS also seeks growth opportunities through acquisitions.

Holding

Holding is a wholly owned subsidiary of PRIMUS. Holding owns, directly or indirectly, all of the common stock of the operating subsidiaries of the PRIMUS group.

Other Information

PRIMUS was incorporated in Delaware in 1994. Holding was incorporated in Delaware in 2003. The principal executive offices of each of PRIMUS and Holding are located at 7901 Jones Branch Drive, Suite 900, McLean, Virginia 22102, and the telephone number at that address is (703) 902-2800.

Recent Developments

Offering of Senior Notes

Holding issued the senior notes subject to this prospectus on June 28, 2006. $32.2 million principal amount of the senior notes was issued in exchange for $54.8 million principal amount of PRIMUS’s 3 3/4% convertible senior notes due 2010 and $24.1 million principal amount of the senior notes was issued for gross cash proceeds of $20.5 million.

Sale of Interests in Direct Internet Limited and Primus Telecommunications India Limited

On June 23, 2006, PRIMUS and related entities consummated the sale of their respective interests in Direct Internet Limited (“DIL”) and its wholly-owned subsidiary, Primus Telecommunications India Limited (“PTIL”), to Videsh Sanchar Nigam Limited (“VSNL”), a leading international telecommunications company and member of the TATA Group. In the transaction, VSNL purchased 100% of the stock of DIL and PTIL, which provide fixed broadband wireless internet services to enterprise and retail customers in India. PRIMUS, which owned approximately 85% of the stock of DIL through an indirect wholly-owned subsidiary, received $15.0 million in net cash proceeds from the transaction. Under the Sale and Purchase Agreement, PRIMUS agreed to certain non-compete provisions regarding the business of DIL and PTIL and is a party to the Sale and Purchase Agreement for the purpose of guaranteeing indemnity obligations of the PRIMUS subsidiary selling the stock of DIL. The sale of DIL and PTIL will be accounted for as discontinued operations in future filings and will not be presented pro forma as neither DIL nor PTIL, separately or in the aggregate, constitutes a significant subsidiary of Primus.

Approval of Capitalization Matters by Stockholders

At its annual meeting of stockholders held on June 20, 2006, the stockholders of PRIMUS authorized (1) an amendment to PRIMUS’s certificate of incorporation to reflect a 1-for-10 reverse stock split and (2) an amendment to PRIMUS’s certificate of incorporation allowing an increase in authorized common stock from 150,000,000 to 300,000,000 shares. The PRIMUS board of directors may, in its discretion, implement one of these two authorized proposals. As of the date of this prospectus, the PRIMUS board of directors has not taken action to approve either a reverse stock split or an increase in the authorized shares of PRIMUS.

Nasdaq listing matters

PRIMUS has appealed a determination by the Nasdaq Listing Qualifications Staff of Nasdaq to delist PRIMUS common stock from the Nasdaq Capital Market because PRIMUS is not in compliance with Nasdaq’s minimum bid price requirement. There can be no assurance that the Listing Qualifications Panel, before which the appeal will be heard on July 20, 2006, will grant PRIMUS’s request for continued listing on the Nasdaq Capital Market. Pending a final written decision of the Listing Qualifications Panel, PRIMUS common stock will continue to trade on the Nasdaq Capital Market.

Summary of the Terms of the Senior Notes

The following summary contains basic information about the senior notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the senior notes, please refer to the section of this prospectus entitled “Description of the Senior Notes.”

Issuer:	PRIMUS Telecommunications Holding, Inc.

Interest:

Accrues from June 28, 2006 at the rate of 5% per annum, payable on each June 30 and December 30, beginning on December 30, 2006; under certain circumstances, Holding may elect to make interest payments in shares of PRIMUS common stock, in which case the shares will be valued at the greater of (1) the closing price of PRIMUS common stock on June 7, 2006 and (2) 95% of the average closing price of PRIMUS common stock for the three-day period ending on the trading day prior to the interest payment date; however, the first two interest payments must be paid in cash

Maturity date:

June 30, 2010, subject to an accelerated maturity of June 30, 2009 if PRIMUS does not increase its equity in the aggregate of $25 million during the three years following issuance of the senior notes through the sale of equity for cash, equity exchanges for debt or conversions of debt into equity

Conversion Price:	$1.20 per share, subject to adjustment

Redemption Options:

If the closing bid price of PRIMUS common stock, for at least 20 trading days in any consecutive 30 trading-day period, exceeds 150% of the conversion price then in effect, Holding may elect to call the senior notes for cash at par, or Holding may elect to exchange the senior notes for shares of PRIMUS common stock at the conversion price, subject to certain conditions, including that no more than 50% of the senior notes may be exchanged by Holding within any rolling 30-day period

Ranking:	The senior notes are senior unsecured obligations of Holding and rank pari passu with the existing 8% Senior Notes due 2014 of Holding

Guarantee:	The senior notes are fully and unconditionally guaranteed by PRIMUS

Use of Proceeds:	General corporate purposes, including the payment of certain maturing 5 3/4% convertible subordinated debentures due February 2007 of PRIMUS

Book-entry form:

The senior notes were issued in book-entry form and are represented by global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., DTC’s current nominee. Beneficial interests in any of the senior notes are shown, and transfers are effected only through, records maintained by DTC or its nominee, and any such interest may not be exchanged for certificated securities except in limited circumstances

Forward Looking Information

Certain statements in this prospectus constitute “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on current expectations, and are not strictly historical statements. Forward looking statements include, without limitation, statements set forth in this document and elsewhere regarding, among other things:

•	expectations of future growth, creation of shareholder value, revenue, foreign revenue contributions and net income, as well as income from operations, margins, earnings per share, cash flow and cash sufficiency levels, working capital, network development, customer migration and related costs, spending on and success with new product initiatives, including the development of broadband Internet, VOIP, wireless and local services, traffic development, capital expenditures, selling, general and administrative expenses, income tax expense, fixed asset and goodwill impairment charges, service introductions and cash requirements;

•	increased competitive pressures, declining usage patterns, and PRIMUS’s new product initiatives, bundled service offerings and DSL network build-out, the pace and cost of customer migration onto PRIMUS’s networks, the effectiveness and profitability of new initiatives and prepaid services offerings;

•	financing, refinancing, de-levering and/or debt repurchase, restructuring, exchange or tender plans or initiatives, and potential dilution of existing equity holders from such initiatives;

•	liquidity and debt service forecasts;

•	assumptions regarding currency exchange rates;

•	timing, extent and effectiveness of cost reduction initiatives and management’s ability to moderate or control discretionary spending;

•	management’s plans, goals, expectations, guidance, objectives, strategies, and timing for future operations, acquisitions, product plans, performance and results; and

•	management’s assessment of market factors and competitive developments, including pricing actions and regulatory rulings.

Factors and risks that could cause actual results or circumstances to differ materially from those set forth or contemplated in forward looking statements include those set forth in “Risk Factors” as well as, without limitation:

•	changes in business conditions causing changes in the business direction and strategy by management;

•	accelerated competitive pricing and bundling pressures in the markets in which PRIMUS operates;

•	risks, delays and costs in seeking to restructure and reestablish PRIMUS’s prepaid services business in pre-existing and new markets;

•	accelerated decrease in minutes of use on wireline phones;

•	fluctuations in the exchange rates of currencies, particularly of the USD relative to foreign currencies of the countries where PRIMUS conducts its foreign operations;

•	adverse interest rate developments affecting PRIMUS’s variable interest rate debt;

•	difficulty in maintaining or increasing customer revenues and margins through PRIMUS’s new product initiatives and bundled service offerings, and difficulties, costs and delays in constructing and operating proposed DSL networks in Australia and Canada, and migrating broadband and local customers to such networks;

•	inadequate financial resources to promote and to market the new product initiatives;

•	fluctuations in prevailing trade credit terms or revenues due to the adverse impact of, among other things, further telecommunications carrier bankruptcies or adverse bankruptcy related developments affecting PRIMUS’s large carrier customers;

•	the possible inability to raise additional capital when needed, on attractive terms, or at all;

•	the inability to reduce, repurchase, exchange, tender for or restructure debt significantly, or in amounts sufficient to conduct regular ongoing operations;

•	potential delisting of PRIMUS’s common stock from the Nasdaq Capital Market which may impair its ability to raise capital;

•	further changes in the telecommunications or Internet industry, including rapid technological changes, regulatory and pricing changes in PRIMUS’s principal markets and the nature and degree of competitive pressure that PRIMUS may face;

•	adverse tax or regulatory rulings from applicable authorities;

•	broadband, DSL, Internet, wireless, VOIP and local and long distance voice telecommunications competition;

•	changes in financial, capital market and economic conditions, including the potential adverse impact arising out of or as a consequence of PRIMUS’s external auditor’s opinion dated March 15, 2006 which included a matter of emphasis paragraph for a going concern;

•	changes in service offerings or business strategies, including the need to modify business models if performance is below expectations;

•	difficulty in retaining existing long distance wireline and dial-up ISP customers;

•	difficulty in migrating or retaining customers associated with acquisitions of customer bases, or integrating other assets;

•	difficulty in selling new services in the marketplace;

•	difficulty in providing broadband, DSL, local, VOIP or wireless services;

•	changes in the regulatory schemes or requirements and regulatory enforcement in the markets in which PRIMUS operates;

•	restrictions on PRIMUS’s ability to follow certain strategies or complete certain transactions as a result of its inexperience with new product initiatives, or limitations imposed by its capital structure or debt covenants;

•	risks associated with PRIMUS’s limited DSL, Internet, VOIP, Web hosting and wireless experience and expertise, including cost effectively utilizing new marketing channels such as interactive marketing utilizing the Internet;

•	entry into developing markets;

•	aggregate margin contribution from the new initiatives are not sufficient in amount or timing to offset the margin decline in PRIMUS’s long distance voice and dial-up ISP businesses;

•	the possible inability to hire and/or retain qualified executive management, sales, technical and other personnel;

•	risks associated with international operations;

•	dependence on effective information systems;

•	dependence on third parties for access to their networks to enable PRIMUS to expand and manage its global network and operations and to offer broadband, DSL, local, VOIP and wireless services, including dependence upon the cooperation of incumbent carriers relating to the migration of customers;

•	dependence on the performance of PRIMUS’s global standard asynchronous transfer mode and Internet-based protocol (ATM+IP) communications network;

•	adverse regulatory rulings or actions affecting our operations, including the imposition of taxes and fees, the imposition of obligations upon VOIP providers to provide enhanced 911 (E911) services and restricting access to broadband networks owned and operated by others;

•	the potential further elimination or limitation of a substantial amount or all of PRIMUS’s United States or foreign operating loss carryforwards due to future significant issuances of equity securities, changes in ownership or other circumstances, which carryforwards would otherwise be available to reduce future taxable income; and

•	the outbreak or escalation of hostilities or terrorist acts and adverse geopolitical developments.

As such, actual results or circumstances may vary materially from such forward looking statements or expectations. Readers are also cautioned not to place undue reliance on these forward looking statements which speak only as of the date these statements were made. PRIMUS is not obligated to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

Any purchase of the senior notes or shares of PRIMUS common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the information under the caption “Forward Looking Information” and the other information contained in or incorporated by reference into this prospectus before you decide to buy senior notes or common stock.

Risks Related to the PRIMUS Business

A wide range of factors could materially affect PRIMUS’s performance. In addition to factors affecting specific business operations and the financial results of those operations identified elsewhere in this prospectus, the following factors, among others, could adversely affect PRIMUS’s operations:

Any potential future reaction to the unqualified opinion with a matter of emphasis regarding PRIMUS’s ability to continue as a going concern from its independent registered public accounting firm in connection with the filing of its Form 10-K for the year ended December 31, 2005, could adversely affect PRIMUS’s operations by potentially increasing its immediate need for additional capital and disrupting supplier relationships.

PRIMUS’s independent registered public accounting firm has included in their report concerning its consolidated financial statements for 2005 an explanatory paragraph that its recurring losses from operations, the maturity of the 5 3/4% convertible subordinated debentures due 2007, negative working capital, and stockholders’ deficit raise substantial doubt about PRIMUS’s ability to continue as a going concern. Any potential future adverse reaction after the date of this prospectus to this opinion may adversely affect PRIMUS’s ability to manage its accounts payable and potentially cause some suppliers to deal with PRIMUS on a cash-on-delivery or prepaid basis only or to terminate the supplier relationship. If this were to occur, this would adversely affect PRIMUS’s operations by increasing its immediate need for additional capital.

If competitive pressures continue or intensify and/or the success of PRIMUS’s new initiatives is not adequate in amount or timing to offset the decline in results from its core businesses, PRIMUS may not be able to service its debt or other obligations.

PRIMUS believes that its existing cash and cash equivalents, including funds generated by the sale of PRIMUS’s interest in its Indian subsidiaries and the sale and exchange of the senior notes in June 2006, along with its ongoing operational initiatives, will allow it to fund fully its 2006 business plan as well as to provide sufficient cash resources to pay its outstanding 5 3/4% convertible subordinated debentures that will mature in February 2007. While there can be no assurance that PRIMUS will be able to meet its debt or other obligations in the future, PRIMUS believes that its cash and cash equivalents, future sales of equity, internally generated funds from operating activities, continued cost reduction efforts, its ability to moderate capital expenditures, combined with existing and potential debt financing alternatives and potential proceeds from opportunistic asset sales and interest savings from balance sheet deleveraging should be sufficient to fund its future debt service requirements and other fixed obligations (such as capital leases, vendor financing and other long-term obligations), resolution of vendor disputes, and other cash needs for its operations. However, there are substantial risks, uncertainties and changes that could cause actual results to differ from PRIMUS’s current belief, particularly as aggressive pricing and bundling strategies by certain incumbent carriers and ILECs have intensified competitive pressures in the markets where PRIMUS operates, and/or if PRIMUS has insufficient financial resources to market its services. The aggregate anticipated margin contribution from PRIMUS’s new initiatives may not be adequate in amount or timing to offset the declines in margin from its core long distance voice and dial-up ISP business. In addition, regulatory decisions could have a material adverse impact on PRIMUS’s operations and outlook. See also information under “Item 2—MD&A—Liquidity and Capital Resources–Short- and Long-Term Liquidity Considerations and Risks” in PRIMUS’s Form 10-Q for the quarter ended March 31, 2006 incorporated herein by reference and in these Risk Factors. If adverse events referenced or described herein or therein were to occur, PRIMUS may not be able to service its debt or other obligations and could, among other things, be required to seek protection under the bankruptcy laws of the United States or other similar laws in other countries.

PRIMUS’s high level of debt may adversely affect its financial and operating flexibility.

PRIMUS currently has substantial indebtedness and anticipates that it and its subsidiaries may incur additional indebtedness in the future. The level and/or terms of PRIMUS’s indebtedness (1) could make it difficult for PRIMUS to make required payments of principal and interest on its outstanding debt; (2) could limit its ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes; (3) requires that a substantial portion of its cash flow, if any, be dedicated to the payment of principal and interest on outstanding indebtedness and other obligations and, accordingly, such cash flow will not be available for use in its business; (4) could limit its flexibility in planning for, or reacting to, changes in its business; (5) results in its being more highly leveraged than many of its competitors, which places PRIMUS at a competitive disadvantage; (6) will make PRIMUS more vulnerable in the event of a downturn in its business; and (7) could limit PRIMUS’s ability to sell assets partially or fund its operations due to covenant restrictions.

If PRIMUS is delisted from the Nasdaq Capital Market it could result in a more limited public market for PRIMUS common stock.

On June 13, 2006, PRIMUS received a notification that its common stock would be delisted from trading on the Nasdaq Capital Market due to the continued failure to meet the minimum bid price requirement. PRIMUS is currently appealing this decision to a Listing Qualifications Panel, and a hearing is scheduled for July 20, 2006. Until a final written decision is announced by the Listing Qualifications Panel, PRIMUS common stock will continue to trade on the Nasdaq Capital Market. If PRIMUS common stock is delisted from the Nasdaq Capital Market, the common stock could trade on the OTC Bulletin Board. The OTC Bulletin Board is a substantially less liquid market than the Nasdaq Global or Capital Markets. As a result, if PRIMUS’s common stock is delisted from the Nasdaq markets, PRIMUS stockholders may have greater difficulty disposing of their shares in acceptable amounts and at acceptable prices and PRIMUS may have greater difficulty issuing equity securities or securities convertible into common stock in such circumstances. If delisted, PRIMUS cannot assure you when, if ever, its common stock would once again be eligible for listing on either the Nasdaq Global or Capital Markets.

Given PRIMUS’s limited experience in delivering its new product initiatives and in providing bundled local, wireless, broadband, DSL, Internet, data and VOIP services, PRIMUS may not be able to operate successfully or expand these parts of its business.

During 2004, PRIMUS accelerated initiatives to provide wireless, broadband, VOIP and local wireline services in certain markets where PRIMUS operates. During the third quarter of 2004 PRIMUS accelerated initiatives to become an integrated wireline, wireless and broadband service provider in order to counter competitive pricing pressures initiated by large incumbent providers in certain of the principal markets where PRIMUS operates and to stem the loss of certain of its wireline and dial-up ISP customers to its competitors’ bundled wireless, wireline and broadband service offerings. PRIMUS’s experience in providing these new products in certain markets and in providing these bundled service offerings is limited. PRIMUS’s primary competitors include incumbent telecommunications providers, cable companies and other ISPs that have a significant national or international presence. Many of these operators have substantially greater resources, capital and operational experience than PRIMUS does. PRIMUS also expects that it will experience increased competition from traditional telecommunications carriers and cable companies and other new entrants that expand into the market for broadband, VOIP, Internet services and traditional voice services, and regulatory developments may impair PRIMUS’s ability to compete. Therefore, future operations involving these individual or bundled services may not succeed in this new competitive environment, and PRIMUS may not be able to expand successfully; may experience margin pressure; may face quarterly revenue and operating results variability; may have limited resources to develop and to market the new services; and have heightened difficulty in establishing future revenues or results. As a result, there can be no assurance that PRIMUS will reverse recent revenue declines or maintain or increase revenues or be able to generate income from operations or net income in the future or on any predictable or timely basis.

PRIMUS may be exposed to significant liability resulting from its noncompliance with FCC directives regarding enhanced 911 (E911) services.

In June 2005, the FCC adopted new rules requiring VOIP providers interconnected to the public switched telephone network (PSTN) to provide E911 service in a manner similar to traditional wireline carriers by November 2005. LINGO, a subsidiary of PRIMUS which sells VOIP services, was unable to meet this deadline for all of its customers. As of June 30, 2006, approximately 45% of PRIMUS’s LINGO customers were without E911 service. PRIMUS has sought a waiver from the FCC asking for an additional nine months to complete deploying its E911 service, but the FCC has not yet addressed PRIMUS’s waiver petition. PRIMUS also is participating in a legal challenge to these rules pending before the U.S. Court of Appeals for the District of Columbia Circuit.

LINGO’s current services are more limited than the 911 services offered by traditional wireline telephone companies. These limitations may cause significant delays, or even failures, in callers’ receipt of the emergency assistance they need. PRIMUS has notified its customers of the differences between its Emergency Calling Service and E911 services and those available through traditional telephony providers and has received affirmative acknowledgement from substantially all of its customers. Nevertheless, injured customers may attempt to hold PRIMUS responsible for any loss, damage, personal injury or death suffered as a result of PRIMUS’s failure to comply with the FCC mandated E911 service. PRIMUS’s resulting liability could be significant.

In addition, if and to the extent that PRIMUS is determined to be out of compliance with the FCC order regarding E911 services PRIMUS may be subject to fines or penalties or injunctions prohibiting LINGO from providing service in some markets.

PRIMUS is substantially smaller than its major competitors, whose marketing and pricing decisions, and relative size advantage, could adversely affect PRIMUS’s ability to attract and retain customers and are likely to continue to cause significant pricing pressures that could adversely affect PRIMUS’s net revenues, results of operations and financial condition.

The long distance telecommunications, Internet, broadband, DSL, data and wireless industry is significantly influenced by the marketing and pricing decisions of the larger long distance, Internet access, broadband, DSL and wireless business participants. Prices in the long distance industry have continued to decline in recent years, and as competition continues to increase within each of PRIMUS’s service segments and each of its product lines, PRIMUS believes that prices are likely to continue to decrease. PRIMUS’s competitors in its core markets include, among others: Sprint, the regional bell operating companies (RBOCs) and the major wireless carriers in the United States; Telstra, SingTel Optus and Telecom New Zealand in Australia; Telus, BCE, Allstream (formerly AT&T Canada) and the major wireless and cable companies in Canada; and BT, Cable & Wireless United Kingdom, Colt Telecom, Energis and the major wireless carriers in the United Kingdom. Customers frequently change long distance, wireless and broadband providers, and ISPs in response to the offering of lower rates or promotional incentives, increasingly as a result of bundling of various services by competitors. Moreover, competitors’ VOIP and broadband product rollouts have added further customer choice and pricing pressure. As a result, generally, customers can switch carriers and service offerings at any time. Competition in all of PRIMUS’s markets is likely to remain intense, or even increase in intensity and, as deregulatory influences are experienced in markets outside the United States, competition in non-United States markets is becoming similar to the intense competition in the United States. Many of PRIMUS’s competitors are significantly larger than PRIMUS and have substantially greater financial, technical and marketing resources, larger networks, a broader portfolio of service offerings, greater control over network and transmission lines, stronger name recognition and customer loyalty, long-standing relationships with its target customers, and lower debt leverage ratios. As a result, PRIMUS’s ability to attract and retain customers may be adversely affected. Many of PRIMUS’s competitors enjoy economies of scale that result in low cost structures for transmission and related costs that could cause significant pricing pressures within the industry. Several long distance carriers in the United States, Canada and Australia and the major wireless carriers and cable companies, have introduced pricing and product bundling strategies that provide for fixed, low rates for calls. This strategy of PRIMUS’s competitors could have a material adverse effect on its net revenue per minute, results of operations and financial condition if its pricing, set to remain competitive, is not offset by similar declines in its costs. Many companies emerging out of bankruptcy might benefit from a lower cost structure and might apply pricing pressure within the industry to gain market share. PRIMUS competes on the basis of price, particularly with respect to its sales to other carriers, and also on the basis of customer service and its ability to provide a variety of telecommunications products and services. If such price pressures and bundling strategies intensify, PRIMUS may not be able to compete successfully in the future, may face quarterly revenue and operating results variability, and may have heightened difficulty in estimating future revenues or results.

PRIMUS’s repositioning in the marketplace places a significant strain on its resources, and if not managed effectively, could result in operational inefficiencies and other difficulties.

PRIMUS’s repositioning in the marketplace may place a significant strain on its management, operational and financial resources, and increase demand on its systems and controls. To manage this change effectively, PRIMUS must continue to implement and improve its operational and financial systems and controls, invest in critical network infrastructure to maintain or improve its service quality levels, purchase and utilize other transmission facilities, and expand, train and manage its employee base. If PRIMUS inaccurately forecasts the movement of traffic onto its network, PRIMUS could have insufficient or excessive transmission facilities and disproportionate fixed expenses. As PRIMUS proceeds with its development, operational difficulties could arise from additional demand placed on customer provisioning and support, billing and management information systems, product delivery and fulfillment, on its support, sales and marketing and administrative resources and on its network infrastructure. For instance, PRIMUS may encounter delays or cost-overruns or suffer other adverse consequences in implementing new systems when required. In addition, PRIMUS’s operating and financial control systems and infrastructure could be inadequate to ensure timely and accurate financial reporting.

PRIMUS has experienced significant historical, and may experience significant future, operating losses and net losses which may hinder its ability to meet its debt service or working capital requirements.

As of December 31, 2005, PRIMUS had an accumulated deficit of $(850.0) million. PRIMUS incurred net losses of $(63.6) million in 1998, $(112.7) million in 1999, $(174.7) million in 2000, $(306.2) million in 2001, $(34.6) million in 2002, $(10.6) million in 2004 and $(154.4) million in 2005. During the year ended December 31, 2003, PRIMUS recognized net income of $54.8 million, of which $39.4 million is the positive impact of foreign currency transaction gains. PRIMUS cannot assure you that it will recognize net income, or reverse recent net revenue declines in future periods. If PRIMUS cannot generate net income or operating profitability, PRIMUS may not be able to meet its debt service or working capital requirements.

Integration of acquisitions ultimately may not provide the benefits originally anticipated by management and may distract the attention of PRIMUS personnel from the operation of its business.

PRIMUS strives to increase the volume of voice and data traffic that it carries over its existing global network in order to reduce transmission costs and other operating costs as a percentage of net revenue, improve margins, improve service quality and enhance its ability to introduce new products and services. PRIMUS may pursue acquisitions in the future to further its strategic objectives. Acquisitions of businesses and customer lists, a key element of PRIMUS’s historical growth strategy, involve operational risks, including the possibility that an acquisition does not ultimately provide the benefits originally anticipated by management. Moreover, there can be no assurance that PRIMUS will be successful in identifying attractive acquisition candidates, completing and financing additional acquisitions on favorable terms, or integrating the acquired business or assets into its own. There may be difficulty in migrating the customer base and in integrating the service offerings, distribution channels and networks gained through acquisitions with PRIMUS’s own. Successful integration of operations and technologies requires the dedication of management and other personnel, which may distract their attention from the day-to-day business, the development or acquisition of new technologies, and the pursuit of other business acquisition opportunities, and there can be no assurance that successful integration will occur in light of these factors.

PRIMUS experiences intense domestic and international competition which may adversely affect its results of operations and financial condition.

The local and long distance telecommunications, data, broadband, Internet, VOIP and wireless industries are intensely competitive with relatively limited barriers to entry in the more deregulated countries in which PRIMUS operates and with numerous entities competing for the same customers. Recent and pending deregulation in various countries may encourage new entrants to compete, including ISPs, wireless companies, cable television companies, who would offer voice, broadband, Internet access and television, and electric power utilities who would offer voice and broadband Internet access. For example, the United States and many other countries have committed to open their telecommunications markets to competition pursuant to an agreement under the World Trade Organization which began on January 1, 1998. Further, in the United States, as certain conditions have been met under the Telecommunications Act of 1996, the RBOCs have been allowed to enter the long distance market, and other long distance carriers have been allowed to enter the local telephone services market (although recent judicial and regulatory developments have diminished the attractiveness of this opportunity), and many entities, including cable television companies and utilities, have been allowed to enter both the local service and long distance telecommunications markets. Moreover, the rapid enhancement of VOIP technology may result in increasing levels of traditional domestic and international voice long distance traffic being transmitted over the Internet, as opposed to traditional telecommunication networks. Currently, there are significant capital investment savings and cost savings associated with carrying voice traffic employing VOIP technology, as compared to carrying calls over traditional networks. Thus, there exists the possibility that the price of traditional long distance voice services will decrease in order to be competitive with VOIP. Additionally, competition is expected to be intense to switch customers to VOIP product offerings, as is evidenced by numerous recent market announcements in the United States and internationally from industry leaders and competitive carriers concerning significant VOIP initiatives. PRIMUS’s ability effectively to retain its existing customer base and generate new customers, either through its traditional network or its own VOIP offerings, may be adversely affected by accelerated competition arising as a result of VOIP initiatives, as well as regulatory developments that may impede its ability to compete, such as restrictions on access to broadband networks owned and operated by others and the requirements to provide E911 services. As competition intensifies as a result of deregulatory, market or technological developments, PRIMUS’s results of operations and financial condition could be adversely affected.

If the fair value of PRIMUS’s long-lived assets is determined to be less than its carrying value, any resulting impairment charge could have a material adverse impact on its results of operations and financial condition.

PRIMUS assesses the recoverability of its long-lived assets to be held and used whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. PRIMUS’s judgments regarding the existence of impairment indicators are based on expected operational performance, market conditions, legal factors and future plans. In 2001, PRIMUS recorded an asset impairment write-down of $526 million relating to its voice and data center assets. If a triggering event for impairment were to occur, PRIMUS would compare the carrying value of the assets with the undiscounted cash flows expected to be derived from the usage of the asset. If there is a shortfall and the fair value of the asset is less than its carrying value, PRIMUS will record an impairment charge for the excess carrying value over fair value. PRIMUS estimates fair value using a discounted cash flow model. Any resulting impairment charge could have a material adverse impact on its financial condition and results of operations.

A deterioration in its relationships with facilities-based carriers could have a material adverse effect upon PRIMUS’s business.

PRIMUS primarily connects its customers’ telephone calls and data/Internet needs through transmission lines that it leases under a variety of arrangements with other facilities-based long distance carriers. Many of these carriers are, or may become, competitors of PRIMUS. PRIMUS’s ability to maintain and expand its business depends on its ability to maintain favorable relationships with the facilities-based carriers from which

PRIMUS leases transmission lines. If PRIMUS’s relationship with one or more of these carriers were to deteriorate or terminate, it could have a material adverse effect upon its cost structure, service quality, network diversity, results of operations and financial condition.

Uncertainties and risks associated with international markets could adversely impact PRIMUS’s international operations.

PRIMUS has significant international operations and, as of December 31, 2005, derived more than 80% of its revenues by providing services outside of the United States. In international markets, PRIMUS is smaller than the principal or incumbent telecommunications carrier that operates in each of the foreign jurisdictions where PRIMUS operates. In these markets, incumbent carriers are likely to control access to, and pricing of, the local networks; enjoy better brand recognition and brand and customer loyalty; generally offer a wider range of product and services; and have significant operational economies of scale, including a larger backbone network and more correspondent agreements. Moreover, the incumbent carrier may take many months to allow competitors, including PRIMUS, to interconnect to its switches within its territory, and PRIMUS is dependent upon their cooperation in migrating customers onto its network. There can be no assurance that PRIMUS will be able to obtain the permits and operating licenses required for it to operate; obtain access to local transmission facilities on economically acceptable terms; or market services in international markets. In addition, operating in international markets generally involves additional risks, including unexpected changes in regulatory requirements, taxes, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, political risks, fluctuations in currency exchange rates, restrictions associated with the repatriation of funds, technology export and import restrictions, and seasonal reductions in business activity. PRIMUS’s ability to operate and grow its international operations successfully could be adversely impacted by these risks and uncertainties particularly in light of the fact that PRIMUS derives such a large percentage of its revenues from outside of the United States.

Because a significant portion of PRIMUS’s business is conducted outside the United States, fluctuations in foreign currency exchange rates could adversely affect its results of operations.

A significant portion of PRIMUS’s net revenue is derived from sales and operations outside the United States. The reporting currency for PRIMUS’s consolidated financial statements is the United States dollar (USD). The local currency of each country is the functional currency for each of its respective entities operating in that country. In the future, PRIMUS expects to continue to derive a significant portion of its net revenue and incur a significant portion of its operating costs outside the United States, and changes in exchange rates have had and may have a significant, and potentially adverse, effect on its results of operations. PRIMUS’s primary risk of loss regarding foreign currency exchange rate risk is caused by fluctuations in the following exchange rates: USD/AUD, USD/CAD, USD/GBP, and USD/EUR. See “Quantitative and Qualitative Disclosures about Market Risk” in PRIMUS’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 incorporated herein by reference. Due to the large percentage of PRIMUS’s operations conducted outside of the United States, strengthening or weakening of the USD relative to one or more of the foregoing currencies could have an adverse impact on future results of operations. PRIMUS historically has not engaged in hedging transactions and does not currently contemplate engaging in hedging transactions to mitigate foreign exchange risks. In addition, the operations of affiliates and subsidiaries in foreign countries have been funded with investments and other advances denominated in foreign currencies. Historically, such investments and advances have been long-term in nature, and PRIMUS accounted for any adjustments resulting from currency translation as a charge or credit to accumulated other comprehensive loss within the stockholders’ deficit section of its consolidated balance sheets. In 2002, agreements with certain subsidiaries were put in place for repayment of a portion of the investments and advances made to those subsidiaries. As PRIMUS anticipates repayment in the foreseeable future of these amounts, PRIMUS recognizes the unrealized gains and losses in foreign currency transaction gain (loss) on the consolidated statements of operations, and depending upon changes in future currency rates, such gains or losses could have a significant, and potentially adverse, effect on its results of operations.

The telecommunications industry is rapidly changing, and if PRIMUS is not able to adjust its strategy and resources effectively in the future to meet changing market conditions, PRIMUS may not be able to compete effectively.

The telecommunications industry is changing rapidly due to deregulation, privatization, consolidation, technological improvements, availability of alternative services such as wireless, broadband, DSL, Internet, VOIP, and wireless DSL through use of the fixed wireless spectrum, and the globalization of the world’s economies. In addition, alternative services to traditional fixed wireline services, such as wireless, broadband, Internet and VOIP services, are a substantial competitive threat. If PRIMUS does not adjust its contemplated plan of development to meet changing market conditions and if PRIMUS does not have adequate resources, PRIMUS may not be able to compete effectively. The telecommunications industry is marked by the introduction of new product and service offerings and technological improvements. Achieving successful financial results will depend on PRIMUS’s ability to anticipate, assess and adapt to rapid technological changes, and offer, on a timely and cost-effective basis, services including the bundling of multiple services, that meet evolving industry standards. If PRIMUS does not anticipate, assess or adapt to such technological changes at a competitive price, maintain competitive services or obtain new technologies on a timely basis or on satisfactory terms, its financial results may be materially and adversely affected.

If PRIMUS is not able to operate a cost-effective network, PRIMUS may not be able to grow its business successfully.

PRIMUS’s long-term success depends on its ability to design, implement, operate, manage and maintain a reliable and cost-effective network. In addition, PRIMUS relies on third parties to enable it to expand and manage its global network and to provide local, broadband Internet and wireless services. If PRIMUS fails to generate additional traffic on its network, if PRIMUS experiences technical or logistical impediments to its ability to develop necessary network (such as its DSL networks in Australia and Canada) or to migrate traffic and customers onto its network, or if PRIMUS experiences difficulties with its third-party providers, PRIMUS may not achieve desired economies of scale or otherwise be successful in growing its business.

If PRIMUS is not able to use and protect its intellectual property domestically and internationally, it could have a material adverse effect on PRIMUS’s business.

PRIMUS’s ability to compete depends, in part, on its ability to use intellectual property in the United States and internationally. PRIMUS relies on a combination of trade secrets, trademarks and licenses to protect its intellectual property. PRIMUS is also subject to the risks of claims and litigation alleging infringement of the intellectual property rights of others. The telecommunications industry is subject to frequent litigation regarding patent and other intellectual property rights. PRIMUS relies upon certain technology, including hardware and software, licensed from third parties. There can be no assurance that the technology licensed by PRIMUS will continue to provide competitive features and functionality or that licenses for technology currently used by it or other technology that PRIMUS may seek to license in the future will be available to it on commercially reasonable terms or at all. Although PRIMUS’s existing intellectual property are on standard commercial terms made generally available by the companies providing the licenses and, individually, their costs and terms are not material to its business, the loss of, or its inability to maintain existing licenses, could result in shipment delays or reductions until equivalent technology or suitable alternative products could be developed, identified, licensed and integrated. Such delays or reductions in the aggregate could harm PRIMUS’s business.

The loss of key personnel could have a material adverse effect on PRIMUS’s business.

The loss of the services of K. Paul Singh, PRIMUS’s Chairman and Chief Executive Officer, or the services of its other key personnel, or its inability to attract and retain additional key management, technical and sales personnel, could have a material adverse effect upon PRIMUS.

PRIMUS is subject to potential adverse effects of regulation which may have a material adverse impact on its competitive position, growth and financial performance.

PRIMUS’s operations are subject to constantly changing regulation. There can be no assurance that future regulatory changes will not have a material adverse effect on PRIMUS, or that regulators or third parties will not raise material issues with regard to PRIMUS’s compliance or noncompliance with applicable regulations, any of which could have a material adverse effect upon PRIMUS. As a multinational telecommunications company, PRIMUS is subject to varying degrees of regulation in each of the jurisdictions in which it provides its services. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which PRIMUS operates. Enforcement and interpretations of these laws and regulations can be unpredictable and are often subject to the informal views of government officials. Potential future regulatory, judicial, legislative and government policy changes in jurisdictions where PRIMUS operates could have a material adverse effect on PRIMUS. Domestic or international regulators or third parties may raise material issues with regard to PRIMUS’s compliance or noncompliance with applicable regulations, and therefore may have a material adverse impact on its competitive position, growth and financial performance. Regulatory considerations that affect or limit PRIMUS’s business include (1) United States common carrier requirements not to discriminate unreasonably among customers and to charge just and reasonable rates; (2) general uncertainty regarding the future regulatory classification of and taxation of VOIP telephony, the need to provide emergency calling services in a manner required by the FCC that is not yet available commercially on a nation-wide basis and the ability to access broadband networks owned and operated by others; if regulators decide that VOIP is a regulated telecommunications service, its VOIP services may be subject to burdensome regulatory requirements and fees, PRIMUS may be obligated to pay carriers additional interconnection fees and operating costs may increase; (3) general changes in access charges, universal service and regulatory fee payments would affect its cost of providing long distance services; (4) the ultimate regulatory resolution regarding efforts by Telstra in Australia to increase prices and charges and to build a new broadband network that could adversely impact PRIMUS’s current DSL network; and (5) general changes in access charges and contribution payments could adversely affect its cost of providing long distance, wireless, broadband, VOIP, local and other services. Any adverse developments implicating the foregoing could materially adversely affect its business, financial condition, result of operations and prospects.

Natural disasters may affect the markets in which PRIMUS operates, its operations and its profitability.

Many of the geographic areas where PRIMUS conducts its business may be affected by natural disasters, including hurricanes and tropical storms. Hurricanes, tropical storms and other natural disasters could have a material adverse effect on the business by damaging the network facilities or curtailing voice or data traffic as a result of the effects of such events, such as destruction of homes and businesses.

Terrorist attacks and other acts of violence or war may affect the markets in which PRIMUS operates, its operations and its profitability.

PRIMUS is a United States-based corporation with significant international operations. Terrorist attacks, such as the attacks that occurred in New York City and Washington, D.C. on September 11, 2001, and subsequent worldwide terrorist actions, including apparent action against companies operating abroad, may negatively affect PRIMUS’s operations. PRIMUS cannot assure you that there will not be further terrorist attacks that affect its employees, network facilities or support systems, either in the United States or in any of the other countries in which PRIMUS operates. Certain losses resulting from these types of events are uninsurable and others are not likely to be covered by PRIMUS’s insurance. Terrorist attacks may directly impact PRIMUS’s business operations through damage or harm to PRIMUS’s employees, network facilities or support systems, increased security costs or the general curtailment of voice or data traffic. Any of these events could result in increased volatility in or damage to PRIMUS’s business and the United States and worldwide financial markets and economies.

A small group of PRIMUS’s stockholders could exercise influence over its affairs.

As of February 28, 2006, funds affiliated with American International Group, Incorporated (AIG Entities) beneficially owned 15% of PRIMUS’s outstanding common stock, which was acquired through the conversion of their Series C Preferred Stock. As a result of such share ownership, these holders can exercise influence over PRIMUS’s affairs through the provisions of a certain Governance Agreement between such holders and PRIMUS, dated November 4, 2003, that provide for their right to nominate a candidate for election by its stockholders to the board of directors and nominate one non-voting board observer, in each case subject to the maintenance of certain minimum ownership levels of its common stock and the board’s right to exercise its fiduciary duties.

In addition, these holders’ significant ownership levels could have an influence on: amendments to PRIMUS’s certificate of incorporation; other fundamental corporate transactions such as mergers and asset sales; and the general direction of its business and affairs.

Also, the applicable triggering provisions of PRIMUS’s rights agreement with StockTrans, Inc., as Rights Agent, dated December 23, 1998 (as amended, the “Rights Agreement”) contain exceptions with respect to the acquisition of beneficial ownership of its shares by such holders and the other former holders of Series C Preferred Stock. As a result, such holders could gain additional control over PRIMUS’s affairs without triggering the provisions of the Rights Agreement.

Finally, other stockholders that acquire a significant portion of PRIMUS’s common stock, either in the market or in future issuances by PRIMUS, could potentially exercise influence over its affairs.

Significant future sales of PRIMUS’s common stock in the public market could adversely affect the market price of its common stock and could impair its ability to raise funds in additional stock offerings.

Significant future sales of PRIMUS’s common stock in the public market, including in particular the shares offered under the Common Stock Resale Registration Statement (defined below) and the Note Registration Statement (defined below) and shares issuable upon conversion of the step up convertible subordinated debentures due 2009, could lower its stock price and impair its ability to raise funds in new stock offerings. Of 22.6 million shares of PRIMUS’s common stock originally issued upon conversion of its Series C Preferred stock (the “Series C Registered Securities”) in November 2003, which were registered for resale under an effective registration statement (the “Common Stock Resale Registration Statement”) under the Securities Act, 16.5 million shares were, as of February 23, 2006, held by a group of affiliated holders. These shares, in general, may be freely resold under the Securities Act pursuant to the Common Stock Resale Registration Statement. The holders of the 3 3/4% convertible senior notes due 2010 (the “2010 Notes”) have a registration statement that has been declared effective under the Securities Act (the “Note Registration Statement”) covering these notes and the 8.3 million shares of common stock issuable upon conversion of the remaining outstanding balance of these notes, and the 23.2 million shares of common stock issuable upon conversion of the outstanding step up convertible debentures due 2009 (the “2009 Debentures”) will be unrestricted and freely transferable under the Securities Act. Sales of a substantial amount of this common stock in the public market, or the perception that these sales may occur, could create selling pressure on PRIMUS’s common stock and adversely affect the market price of its common stock prevailing from time to time in the public market and could impair its ability to raise funds in additional stock offerings.

Risks Related to the Senior Notes

Our high level of debt may adversely affect Holding’s or PRIMUS’s ability to satisfy its obligations under the senior notes and the guarantee.

Neither Holding nor PRIMUS can assure you that it will be able to meet its debt service obligations. A default in the debt obligations of Holding or PRIMUS, including a breach of any restrictive covenant imposed by the terms of their respective indebtedness, could result in the acceleration of a substantial portion of their respective indebtedness, including the senior notes. In such a situation, it is unlikely that either Holding or PRIMUS would be able to fulfill its obligations under the senior notes or that Holding or PRIMUS would otherwise be able to repay the accelerated indebtedness or make other required payments. Even in the absence of an acceleration of indebtedness, a default under the terms of Holding’s or PRIMUS’s indebtedness could have an adverse impact on the respective company’s ability to satisfy its debt service obligations, including Holding’s obligations under the senior notes and PRIMUS’s obligations under the guarantee, and on the trading price of the senior notes.

Holding or PRIMUS may not be able to pay interest and principal on the senior notes if either Holding or PRIMUS does not receive distributions from its subsidiaries.

The Issuer and Parent are holding companies with no operations of their own and no significant assets other than the stock of, and intercompany loans payable by, their operating subsidiaries. Dividends, intercompany loans and other permitted payments from the Issuer’s and Parent’s direct and indirect subsidiaries as well as their own credit arrangements, are their primary sources of funds to meet their cash needs, including the payment of expenses and the principal of and interest on the notes. PRIMUS’s subsidiaries are legally distinct entities from Holding and PRIMUS and have no obligations to pay amounts due with respect to the senior notes or to otherwise make funds available to Holding or PRIMUS other than the repayment of intercompany loans made by Holding and PRIMUS. Many of these subsidiaries are organized in jurisdictions outside the United States. Their ability to pay dividends, repay intercompany loans or make other distributions may be restricted by, among other things, the availability of funds, the terms of various credit arrangements entered into by them, as well as statutory and other legal restrictions. Additionally, payments from these subsidiaries may result in adverse tax consequences. If Holding does not receive dividends, distributions and other payments from its subsidiaries, its ability to pay interest and principal on the senior notes and other indebtedness and to use cash flow from one subsidiary to cover shortfalls in working capital of another subsidiary would be impaired; in such a circumstance, it is likely that PRIMUS’s ability to pay interest and principal on the senior notes and other indebtedness and to use cash flow from one subsidiary to cover shortfalls in working capital of another subsidiary would be impaired as well.

Holding’s holding company structure may limit your recourse to its subsidiaries’ assets.

Creditors of a holding company, such as the holders of the senior notes, and the holding company itself generally will have subordinate claims against the assets of a particular subsidiary as compared to the creditors of that subsidiary. Accordingly, the senior notes will be structurally subordinated to all existing and future debt and other liabilities of Holding’s subsidiaries, including trade payables. Holding’s right to receive assets of any subsidiary upon the liquidation or reorganization of that subsidiary (and the consequent rights of the holders of the senior notes to participate in those assets) will be structurally subordinated to the claims of that subsidiary’s creditors. Even if Holding is recognized as a creditor of that subsidiary as a result of an intercompany loan, Holding’s claims would be subordinate to any secured indebtedness of such subsidiary and any indebtedness of such subsidiary that is senior to Holding’s claims. Holding has no significant assets other than cash and the stock of, and intercompany loans payable by, its subsidiaries. As is the case with Holding’s current $100 million term loan agreement, if Holding or any of its subsidiaries were to enter into a bank credit facility or similar arrangement in the future, Holding expects that the stock of the subsidiaries would be pledged to secure any such credit facility or arrangement, in which case, any claims you may have as a noteholder against the stock of the subsidiaries would be subordinate to claims of the lenders under such credit facility or arrangement.

Holding’s ability to repurchase senior notes with cash upon a change of control may be limited.

In certain circumstances involving a Change of Control (as defined below under “Description of the Senior Notes”), the holders of the senior notes may require Holding to repurchase some or all of the holders’ senior notes. No assurances can be made that Holding or PRIMUS will have sufficient financial resources at such time or would be able to arrange financing to pay the repurchase price of the senior notes in cash. Holding’s or PRIMUS’s ability to repurchase the senior notes in cash in such event may be limited by law, by the indenture or by the terms of other agreements. In addition, a Change of Control may trigger repayment obligations under the terms of other indebtedness. Holding and PRIMUS may not have, or be able to raise, sufficient funds to satisfy all of their repayment or repurchase obligations.

If an active trading market for the senior notes does not develop, then the market price of the senior notes may decline or you may not be able to sell your senior notes.

No assurances can be made that any liquid market will develop for the senior notes or that holders of the senior notes will be able to sell their senior notes, and no assurances can be made concerning the price at which the holders will be able to sell their senior notes. Before this offering, there has been no trading market for the senior notes. Holding has applied for the senior notes to be approved for trading in the PORTAL Market. No market for the senior notes may develop, and any market that develops may not last. Neither Holding nor PRIMUS intends to apply for listing of the senior notes on any securities exchange or other stock market (other than the PORTAL Market). The liquidity of the trading market and the trading price of the senior notes may be adversely affected by declines in the trading price of PRIMUS’s common stock and its other public debt securities, by delisting of PRIMUS’s common stock from the Nasdaq Capital Market, by changes in PRIMUS’s financial performance or prospects and by changes in the financial performance of or prospects for companies in PRIMUS’s industry generally.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents the historical ratios of earnings to fixed charges of PRIMUS for the periods indicated:

	Fiscal Year Ended December 31,					Three Months Ended March 31,
	2005	2004	2003	2002	2001	2006	2005
Ratio of earnings to fixed charges (1)	<1	<1	1.86	<1	<1	<1	<1

(1)	The ratio of earnings to fixed charges is computed by dividing pre-tax income from continuing operations (before adjustment for minority interest in consolidated subsidiaries and loss from equity investees) by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense PRIMUS believes to represent interest.

For the years ended December 31, 2001, 2002, 2004 and 2005 and the three months ended March 31, 2005 and 2006, earnings were insufficient to cover fixed charges by $301.0 million, $30.0 million, $4.6 million, $150.3 million, $32.3 million and $14.3 million, respectively.

USE OF PROCEEDS

All of the senior notes and shares offered hereby are being offered by the selling securityholders. Neither PRIMUS nor Holding will receive any proceeds from the sale of the senior notes or shares of common stock offered by this prospectus. See “Selling Securityholders.”

DIVIDEND POLICY

PRIMUS has not paid any cash dividends on its common stock to date. The payment of dividends, if any, in the future is within the discretion of the PRIMUS board of directors and will depend on PRIMUS’s earnings, capital requirements and financial condition. Dividends are also restricted by certain of PRIMUS’s credit facilities and indentures governing the outstanding indebtedness of PRIMUS and may be restricted by other credit arrangements entered into in the future. The PRIMUS board of directors presently intends to retain all earnings, if any, for use in the Company’s business operations, and accordingly, the PRIMUS board of directors does not expect to declare or pay any dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth the consolidated cash and cash equivalents, restricted cash and capitalization of PRIMUS as of March 31, 2006. The Company’s capitalization is presented:

(1)	on an actual basis;

(2)	on a pro forma basis, giving effect to the India transaction, including the receipt of $15.0 million of net proceeds and a resulting gain on sale of assets of $7.4 million;

(3)	on a pro forma, as adjusted, basis giving effect to:

•	the transaction described in (2) above;

•	the exchange of $54.75 million principal amount of 3 3/4% convertible senior notes of PRIMUS due 2010 for $32.2 million principal amount of the senior notes and a resulting gain, net of the write-off of deferred financing costs, on early extinguishment of debt of $26.0 million; and

•	the sale of $24.1 million principal amount of the senior notes for net proceeds of $17.7 million.

The following table should be read in conjunction with the consolidated and consolidated condensed financial statements of PRIMUS, the notes thereto, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in documents incorporated by reference into this prospectus.

	As of March 31, 2006
	Actual	Pro Forma	Pro Forma, As Adjusted
	(in thousands, except share amounts)
Cash and cash equivalents	$58,711	$73,731	$91,381
Restricted cash	9,103	9,103	9,103

Total cash, cash equivalents and restricted cash	$67,814	$82,834	$100,484

Debt, obligations under capital leases and other long-term obligations (including current portion):
Senior secured term loan facility	$99,000	$99,000	$99,000
8% senior notes due 2014	235,000	235,000	235,000
12 3/4% senior notes due 2009	71,560	71,560	71,560
5 3/4% convertible subordinated debentures due 2007	22,702	22,702	22,702
Step up convertible subordinated debentures due 2009 (1)	27,481	27,481	27,481
3 3/4% convertible senior notes due 2010 (1)	132,000	132,000	77,250
5% exchangeable senior notes due 2009 (1)	—	—	56,323
Obligations under capital leases and other long-term obligations	54,299	54,299	54,299

Total debt, obligations under capital leases and other long-term obligations	642,042	642,042	643,615

Stockholders’ deficit:
Preferred stock: Not designated, $0.01 par value – 1,410,050 shares authorized, none issued and outstanding; Series A and B, $0.01 par value – 485,000 shares authorized, none issued and outstanding; Series C, $0.01 par value 559,950 shares authorized, none issued and outstanding	—	—	—
Common stock, $0.01 par value – 150,000,000 authorized, 113,787,301 issued and outstanding	1,138	1,138	1,138
Additional paid-in capital	692,544	692,544	692,544
Accumulated deficit (2)	(865,736)	(858,321)	(832,328)
Accumulated other comprehensive loss (3)	(74,450)	(74,058)	(74,058)

Total stockholders’ deficit	(246,504)	(238,697)	(212,704)

Total capitalization	$395,538	$403,345	$430,911

(1)	The amount presented is gross of all debt discounts.

(2)	Pro forma reflects $7.4 million gain on sale of assets from the India transaction and pro forma, as adjusted, reflects $27.4 million gain on early extinguishment of debt and $1.4 million for the write-off of deferred financing costs of the 3.75% senior notes due 2010.

(3)	Pro forma reflects approximately $0.4 million for reclassification adjustment for loss included in accumulated deficit resulting from the India transaction.

Selected Consolidated Financial Data

The following selected consolidated financial data as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 were derived from the audited consolidated financial statements of PRIMUS incorporated by reference in this prospectus. The selected consolidated financial data as of December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 were derived from the audited consolidated financial statements of PRIMUS not incorporated by reference in this prospectus. The statement of operations data for the three months ended March 31, 2006 and 2005 and balance sheet data as of March 31, 2006 were derived from the unaudited consolidated financial statements of PRIMUS incorporated by reference in this prospectus. The selected consolidated financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto incorporated by reference in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
Statement of Operations Data:
NET REVENUE	$1,082,475	$1,024,056	$1,287,779	$1,350,872	$1,187,396	$313,718	$272,379
OPERATING EXPENSES
Cost of revenue (exclusive of depreciation included below)	767,841	668,643	786,308	821,455	784,826	202,095	180,247
Selling, general and administrative	303,026	254,152	342,350	394,050	381,382	105,533	77,269
Depreciation and amortization	157,596	82,239	86,015	92,744	87,729	22,963	17,909
Loss on sale or disposal of assets	—	—	804	1,941	13,380	—	1,036
Asset impairment write-down	526,309	22,337	2,668	1,624	—	—	—

Total operating expenses	1,754,772	1,027,371	1,218,145	1,311,814	1,267,317	330,591	276,461

INCOME (LOSS) FROM OPERATIONS	(672,297)	(3,315)	69,634	39,058	(79,921)	(16,873)	(4,082)
INTEREST EXPENSE	(100,700)	(68,303)	(60,733)	(50,526)	(53,440)	(12,442)	(13,679)
ACCRETION ON DEBT DISCOUNT	—	—	—	—	—	—	(392)
CHANGE IN FAIR VALUE OF DERIVATIVES EMBEDDED WITHIN CONVERTIBLE DEBT	—	—	—	—	—	—	2,523
GAIN (LOSS) ON EARLY EXTINGUISHMENT OF DEBT	491,771	36,675	12,945	(10,982)	(1,693)	—	2,613
INTEREST INCOME AND OTHER INCOME (EXPENSE)	(17,951)	(771)	(1,603)	11,207	2,357	295	568
FOREIGN CURRENCY TRANSACTION GAIN (LOSS)	(1,999)	8,486	39,394	6,561	(17,686)	(3,135)	(1,967)

INCOME (LOSS) BEFORE INCOME TAXES	(301,176)	(27,228)	59,637	(4,682)	(150,383)	(32,155)	(14,416)
INCOME TAX BENEFIT (EXPENSE)	(5,000)	3,598	(5,769)	(5,899)	(3,997)	(2,472)	(1,282)

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(306,176)	(23,630)	53,868	(10,581)	(154,380)	(34,627)	(15,698)
EXTRAORDINARY ITEM	—	—	887	—	—	—	—

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(306,176)	(23,630)	54,755	(10,581)	(154,380)	(34,627)	(15,698)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	(10,973)	—	—	—	—	—

NET INCOME (LOSS)	(306,176)	(34,603)	54,755	(10,581)	(154,380)	(34,627)	(15,698)

ACCRETED AND DEEMED DIVIDEND ON CONVERTIBLE PREFERRED STOCK	—	—	(1,678)	—	—	—	—

INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(306,176)	$(34,603)	$53,077	$(10,581)	$(154,380)	$(34,627)	$(15,698)

	Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
BASIC INCOME (LOSS) PER COMMON SHARE	$(5.73)	$(0.54)	$0.77	$(0.12)	$(1.62)	$(0.38)	$(0.15)

DILUTED INCOME (LOSS) PER COMMON SHARE	$(5.73)	$(0.54)	$0.57	$(0.12)	$(1.62)	$(0.38)	$(0.15)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	53,423	64,631	68,936	89,537	95,384	90,059	107,882
Diluted	53,423	64,631	97,998	89,537	95,384	90,059	107,882

Net Revenue by Geographic Segment:
United States and Other	$280,464	$218,141	$291,256	$247,393	$207,026	$55,650	$48,616
Canada	172,647	163,428	214,848	244,091	261,511	62,996	70,546
Europe:
United Kingdom	141,297	139,480	156,941	241,271	113,859	45,328	22,720
Germany	99,189	63,767	53,629	47,480	53,658	12,418	11,511
Netherlands	42,824	79,467	137,216	79,548	102,182	16,355	19,270
Other	73,737	80,955	77,384	83,451	83,242	22,664	16,513

Total Europe	357,047	363,669	425,170	451,750	352,941	96,765	70,014

Asia-Pacific:
Australia	248,173	259,459	336,720	384,900	344,218	92,522	78,209
Other	24,144	19,359	19,785	22,738	21,700	5,785	4,994

Total Asia-Pacific	272,317	278,818	356,505	407,638	365,918	98,307	83,203

Total	$1,082,475	$1,024,056	$1,287,779	$1,350,872	$1,187,396	$313,718	$272,379

	Year Ended December 31,						Three Months Ended March 31,
	2003	%	2004	%	2005	%	2005	%	2006	%
Net Revenue by Product Category:
Voice	$1,087,487	84%	$1,102,635	82%	$905,495	76%	$244,192	78%	$197,620	73%
Data/Internet	129,864	10%	174,118	13%	182,300	15%	47,041	15%	45,329	16%
VOIP	70,428	6%	74,119	5%	99,601	9%	22,485	7%	29,430	11%

Total Net Revenue	$1,287,779	100%	$1,350,872	100%	$1,187,396	100%	$313,718	100%	$272,379	100%

	As of December 31,					As of March 31,
	2001	2002	2003	2004	2005	2006
Balance Sheet Data:
Cash and cash equivalents	$83,953	$92,492	$64,066	$49,668	$42,999	$58,711
Restricted cash and investments	$4,961	$11,712	$12,463	$16,963	$10,619	$9,103
Total assets	$816,214	$724,588	$751,164	$758,600	$641,089	$624,334
Long-term obligations (including current portion, gross of debt discount)	$667,587	$600,988	$542,451	$559,352	$642,042	$625,057
Stockholders' deficit	$(178,484)	$(200,123)	$(96,366)	$(108,756)	$(236,334)	$(246,504)

SELLING SECURITYHOLDERS

The following table sets forth information known to PRIMUS and Holding as of July 14, 2006 with respect to the selling securityholders listed below, which are referred to as the “selling holders” and the amount of senior notes and the number of shares of common stock beneficially owned by each selling holder that may be offered under this prospectus, based upon record holdings. The selling holders may offer all, some or none of the senior notes or common stock. Because the selling holders may offer all or some portion of the senior notes or common stock, no estimate can be given as to the amount of the senior notes or common stock that will be held by the selling holders upon termination of any sales. The table below assumes that all selling holders will sell all of their senior notes or common stock covered by this prospectus, unless otherwise indicated.

In the following table, the number and percentage of shares beneficially owned has been determined in accordance with Rule 13d-3 of the Exchange Act, and this information does not necessarily indicate beneficial ownership for any other purpose. Applicable percentages are based on the shares of PRIMUS common stock outstanding as of the close of business on July 14, 2006.

Selling Securityholder	Principal Amount of Senior Notes Beneficially Owned that May be Sold:	Shares of Common Stock Beneficially Owned Upon Exchange of the Senior Notes: (1)		Senior Notes Owned after Completion of the Offering:	Shares of Common Stock Owned after Completion of the Offering:
Morgan Stanley & Co. Incorporated (2)	$14,558,000	12,198,738	(3)	—	67,072
The Drake Offshore Master Fund, Ltd. (4)	12,941,000	10,784,166		—	—
Whitebox Hedged High Yield Partners, L.P. (5)	2,262,000	1,885,000		—	—
GPC LIX, L.L.C. (6)	353,000	294,166		—	—
Guggenheim Portfolio Company XXXI, L.L.C. (6)	598,000	498,333		—	—
HFR RVA Combined Master Trust (7)	585,000	487,500		—	—
Whitebox Convertible Arbitrage Partners, LP (8)	6,914,000	5,761,666		—	—
Whitebox Diversified Convertible Arbitrage Partners, LP (9)	612,000	510,000		—	—
AHFP Context (10)	297,000	247,500		—	—
Context Advantage Fund, LP (10)	1,106,000	921,666		—	—
Finch Tactical Plus Class B (10)	418,000	348,333		—	—
Lyzor/Context Fund Ltd. (10)	1,765,000	1,470,833		—	—
ALTMA Fund SICAV PLC in Respect (10)	2,479,000	2,065,833		—	—
Context Offshore Advantage Fund (10)	5,591,000	4,659,166		—	—
Institutional Benchmarks (10)	200,000	166,666		—	—
Worldwide Transactions Limited (10)	350,000	291,666		—	—
Highbridge International LLC (11)	5,294,000	4,411,666		—	—

(1)	Assumes exchange of all of the selling holders’ senior notes at the conversion price of $1.20 per share. Does not reflect up to 12,244,130 shares that may be issuable at the option of Holding and subject to satisfaction of certain conditions as interest on the senior notes.

(2)	This securityholder, is a broker-dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended. It has advised us that it acquired the senior notes offered by this prospectus in the ordinary course of business and not as compensation for investment banking services or as investment shares. This securityholder is a wholly-owned subsidiary of Morgan Stanley, a public company.

(3)	Includes 67,072 shares of PRIMUS common stock (excluding options and securities convertible into PRIMUS common stock) beneficially owned by Morgan Stanley & Co. Incorporated.

(4)	Drake Capital Management LLC is the investment advisor for The Drake Offshore Master Fund, Ltd. and has voting control and investment control over the securities held by The Drake Offshore Master Fund, Ltd. Steven Cuttrell and Anthony Faillace are the managing members of Drake Capital Management LLC. Each of Drake Capital Management LLC, Steven Cuttrell and Anthony Faillace disclaims beneficial ownership of the securities held by The Drake Offshore Master Fund, Ltd.

(5)	Whitebox Hedged High Yield Advisors LLC is the general partner of Whitebox Hedged High Yield Partners LP and exercises voting and investment control over securities held by Whitebox Hedged High Yield Partners LP. Whitebox Advisors LLC is the managing member of Whitebox Hedged High Yield Advisors LLC. Andrew Redleaf is the managing member of Whitebox Advisors LLC.

(6)	Guggenheim Advisors LLC is the managing member of each of GPC LIX, LLC and Guggenheim Portfolio Company XXXI, LLC and exercises voting and investment control over securities held by those entities. Whitebox Advisors LLC is the managing member of Guggenheim Advisors LLC. Andrew Redleaf is the managing member of Whitebox Advisors LLC.

(7)	HFR Asset Management LLC is the Trustee of the HFR RVA Combined Master Trust and exercises voting and investment control over securities held by the HFR RVA Combined Master Trust. Whitebox Advisors LLC is the managing member of Guggenheim Advisors LLC. Andrew Redleaf is the managing member of Whitebox Advisors LLC.

(8)	Whitebox Convertible Arbitrage Advisors LLC is the general partner of Whitebox Convertible Arbitrage Partners LP and exercises voting and investment control over securities held by Whitebox Convertible Arbitrage Partners LP. Whitebox Advisors LLC is the managing member of Whitebox Convertible Arbitrage Advisors LLC. Andrew Redleaf is the managing member of Whitebox Advisors LLC.

(9)	Whitebox Diversified Convertible Arbitrage Advisors LLC is the general partner of Whitebox Diversified Convertible Arbitrage Partners LP and exercises voting and investment control over securities held by Whitebox Diversified Convertible Arbitrage Advisors LLC. Andrew Redleaf is the managing member of Whitebox Diversified Convertible Arbitrage Advisors LLC.

(10)	Context Capital Management LLC is the investment advisor of this securityholder and has sole voting and dispositive power over the senior notes and common stock offered by this securityholder pursuant to this prospectus. Michael S. Rosen and William Fertig are the managing members of Context Capital Management LLC.

(11)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca Control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

Our Relationships with Selling Securityholders

During the past three years, Morgan Stanley & Co. Incorporated and/or its affiliates have performed investment banking services for PRIMUS and/or Holding.

Future Selling Securityholders

The securities for resale by the selling securityholders named in this prospectus have been registered in accordance with a registration rights agreement that PRIMUS and Holding entered into with the selling securityholders at the time of their investments. If these selling securityholders transfer offered securities in private transactions, the registration rights agreement may require PRIMUS and Holding under certain circumstances to add the transferees of such offered securities as selling securityholders in this prospectus. Information concerning other selling securityholders will be set forth from time to time in prospectus supplements or pursuant to amendments to the registration statement of which this prospectus forms a part. No other securityholders may offer securities for resale pursuant to this prospectus until such securityholder is named as a selling securityholder in a supplement to this prospectus or in a future prospectus.

DESCRIPTION OF THE SENIOR NOTES

Holding issued the senior notes under an indenture, dated as of June 28, 2006, between PRIMUS, Holding and U.S. Bank National Association, as trustee. The terms of the senior notes include those provided in the indenture and the senior notes. The following description is only a summary of the material provisions of the senior notes, the indenture, and the registration rights agreement related to the senior notes. You should read these documents in their entirety because they, and not this description, will define your rights as holders of these senior notes. You may request copies of these documents at the address set forth above under the caption “Summary.”

Brief Description of the Senior Notes

The senior notes are:

•	limited to $200 million in aggregate principal amount under the indenture;

•	senior unsecured obligations, ranking pari passu with Holding’s existing 8% senior notes;

•	exchangeable into Primus common stock at an initial conversion price of $1.20 per share, subject to adjustment as described below under “—Conversion Rights”;

•	subject to repurchase at your option if a change of control occurs as set forth below under “—Repurchase at Option of Holders—Change of Control” or the conditions for the 2009 repurchase right are met as set forth below under “—Repurchase at Option of Holders—2009 Repurchase Right”; and

•	due on June 30, 2010 unless earlier exchanged or repurchased, at your option, upon a change of control or as a result of the 2009 repurchase right, redeemed by Holding or mandatorily converted.

The indenture does not contain any financial covenants and does not restrict PRIMUS, Holding or any of their respective subsidiaries from paying dividends, incurring additional debt or issuing or repurchasing PRIMUS’s other securities. In addition, the indenture does not protect you in the event of a highly leveraged transaction or a change in control of PRIMUS except to the extent described below under “—Repurchase at Option of Holders Upon a Change of Control.”

No sinking fund is provided for the senior notes. The senior notes are not subject to defeasance. The senior notes have been issued only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount. No service charge will be made for any registration of transfer or exchange of senior notes, but Holding may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

You may present definitive senior notes for conversion, registration of transfer and exchange, without service charge, at Holding’s office or agency in New York City, which shall initially be the office or agency of the trustee in New York City. For information regarding conversion, registration of transfer and exchange of global notes, see “—Form, Denomination and Registration.”

Ranking

The senior notes are senior unsecured obligations of Holding and rank equally in right of payment with all of Holding’s existing and future senior debt and pari passu with the existing 8% Senior Notes due 2014 of Holding.

Holding is a holding company with no operations of its own and no significant assets other than cash and the stock of, and intercompany loans payable by, its operating subsidiaries. Dividends, intercompany loans and other permitted payments from Holding’s direct and indirect subsidiaries, and its own credit arrangements, are

Holding’s sources of funds to meet its cash needs, including any funds that would be payable as a result of the senior notes. Holding’s subsidiaries are legally distinct from it and have no obligations to pay amounts due with respect to the senior notes or to otherwise make funds available to Holding. Claims of creditors of such subsidiaries generally will have priority with respect to assets of such subsidiaries over the claims of Holding’s creditors, including holders of the senior notes. Accordingly, the senior notes are structurally subordinated to all existing and future debt and other liabilities of Holding’s subsidiaries, including trade payables. As of March 31, 2006, Holding and its subsidiaries had $377.6 million of outstanding debt and other liabilities, including trade payables but excluding the 8% senior notes due 2014 and intercompany liabilities, all of which are structurally senior to the senior notes.

Interest

The senior notes bear interest from June 28, 2006 at the rate of 5.00% per year. Holding will pay interest semiannually in arrears on June 30 and December 30 of each year to the holders of record at the close of business on the preceding June 15 and December 15 respectively, beginning December 30, 2006. There are two exceptions to the preceding sentence:

•	In general, Holding will not pay accrued and unpaid interest on any senior note that is exchanged into PRIMUS common stock. See “—Exchange Rights— Exchange Procedures”; and

•	Holding will pay interest to a person other than the holder of record on the relevant record date if holders elect to require Holding to repurchase the senior notes on a date that is after the record date and on or prior to the corresponding interest payment date. In this instance, Holding will pay accrued and unpaid interest on the senior notes being repurchased to, but excluding, the repurchase date, to the same person to whom Holding will pay the principal of those senior notes.

Holding will pay the principal of, interest on, and any additional amounts due in respect of the global notes to DTC in immediately available funds. If the closing price of PRIMUS common stock for a three trading day period is greater than 110% of the closing price of PRIMUS common stock on June 7, 2006, which was $0.69 per share, Holding may elect, upon proper notice to holders of the senior notes, to pay interest, in whole or in part, in shares of PRIMUS common stock. Shares of PRIMUS common stock issued as interest will be valued at the greater of (1) the closing price of PRIMUS common stock on June 7, 2006, which was $0.69 per share, or (2) 95% of the average closing price for PRIMUS common stock for the three trading day period ending on the trading day prior to the interest payment date. However, the interest payments that will be due on December 30, 2006 and June 30, 2007 must be paid in cash.

In the event definitive senior notes are issued, Holding will pay interest and any additional amounts due on:

•	definitive senior notes by check mailed to the holders of those notes;

•	definitive senior notes having an aggregate principal amount of more than $5 million by wire transfer in immediately available funds if requested by holder of those senior notes; and

•	at maturity, Holding will pay the principal of and interest on the definitive senior notes at Holding’s office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Exchange Rights

General

You may exchange any outstanding senior notes (or portions of outstanding senior notes) into PRIMUS common stock, initially at the conversion price of $1.20 per share. The conversion price is subject, however, to adjustment as described below under “—Conversion Price Adjustments.” Holding will not issue fractional shares of common stock upon conversion of senior notes. Instead, Holding will pay cash to you in an amount equal to the market value of that fractional share based upon the closing sale price of PRIMUS common stock on the trading day immediately preceding the conversion date. You may convert senior notes only in denominations of $1,000 and whole multiples of $1,000. In the event that the 2009 repurchase right is not exercised as discussed below under “—Repurchase at the Option of the Holders—2009 Repurchase Right” or the senior notes are not otherwise redeemed or exchanged by Holding, you may exercise your exchange rights until June 30, 2010.

You may exercise exchange rights at any time prior to the close of business on the business day prior to the final maturity date of the senior notes. However, if you have exercised your right to require Holding to repurchase your senior notes because a change of control has occurred, you may exchange your senior notes into PRIMUS common stock only if you withdraw your notice and exchange your senior notes prior to the close of business on the business day immediately preceding the change of control repurchase date. Similarly, if you have exercised your right to require Holding to repurchase your senior notes as a result of the 2009 repurchase right, you may exchange your senior notes into PRIMUS common stock only if you withdraw your notice and exchange your senior notes prior to the close of business on the business day immediately preceding the 2009 repurchase date.

Conversion Procedures

By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the senior notes being converted by the conversion price, together with a cash payment, if any, in lieu of fractional shares, Holding will satisfy its obligation with respect to the exchanged senior notes. That is, accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited.

If you exchange after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on the interest payment date interest accrued and paid on such senior notes, notwithstanding the exchange of such senior notes prior to such interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender such senior notes for exchange, you must pay Holding an amount equal to the interest that has accrued and will be paid on the senior notes being exchanged on the interest payment date.

You will not be required to pay any transfer taxes or duties relating to the issuance or delivery of Primus common stock if you exercise your exchange rights, but you will be required to pay any transfer tax or duties which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than yours. Certificates representing shares of common stock will be issued or delivered only after all applicable transfer taxes and duties, if any, payable by you have been paid.

To exchange interests in a global note, you must deliver to DTC the appropriate instruction form for exchange pursuant to DTC’s conversion program.

To exchange a definitive senior note, you will be required to:

•	complete the exchange notice on the back of the senior note (or a facsimile of it);

•	deliver the completed exchange notice and the senior notes to be exchanged to the specified office of the exchange agent;

•	pay all funds required, if any, relating to interest on the senior notes to be exchanged to which you are not entitled, as described in the third preceding paragraph; and

•	pay all transfer taxes or duties, if any, as described in the second preceding paragraph.

The exchange date will be the date on which all of the foregoing requirements have been satisfied. The senior notes will be deemed to have been exchanged immediately prior to the close of business on the exchange date. Holding will deliver, or cause to be delivered, to you a certificate for the number of shares of common stock into which the senior notes are exchanged (and cash in lieu of any fractional shares) as soon as practicable on or after the exchange date.

Conversion Price Adjustments

Holding will adjust the initial conversion price for certain events, including:

(1) issuances of PRIMUS common stock as a dividend or distribution on its common stock;

(2) certain subdivisions, combinations or reclassifications of PRIMUS common stock;

(3) issuances to all or substantially all holders of PRIMUS common stock of certain rights or warrants to purchase PRIMUS common stock (or securities convertible into PRIMUS common stock) at less than (or having a conversion price per share less than) the current market price of PRIMUS common stock;

(4) distributions to all or substantially all holders of PRIMUS common stock of shares of its capital stock (other than PRIMUS common stock), evidences of PRIMUS’s indebtedness or assets, including securities, but excluding:

•	certain distributions of rights or warrants;

•	any dividends and distributions in connection with a reclassification, consolidation, merger, statutory share exchange, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the fifth succeeding paragraph;

•	any dividends or distributions paid exclusively in cash; or

(5) dividends or other distributions by PRIMUS consisting exclusively of shares of PRIMUS common stock to all or substantially all holders of PRIMUS common stock; and

(6) purchases of PRIMUS common stock pursuant to a tender offer or exchange offer made by PRIMUS or any of its subsidiaries (excluding offers for stock options, warrants or similar instruments and the common stock underlying such instruments) to the extent that the aggregate value of the cash and any other consideration included in the payment, together with:

•	any cash and the fair market value of other consideration payable in a tender offer or exchange offer by PRIMUS or any of its subsidiaries for PRIMUS common stock expiring within the 12 months preceding the expiration of that tender offer or exchange offer in respect of which no adjustments have been made; and

•	the aggregate amount of any cash distributions to all holders of PRIMUS common stock within the 12 months preceding the expiration of that tender offer or exchange offer in respect of which no adjustments have been made, exceeds 10% of PRIMUS’s market capitalization on the expiration date of such tender offer.

PRIMUS has issued Rights (as defined in “Description of Capital Stock—Takeover Protections—Rights Agreement” as incorporated by reference) to all holders of PRIMUS common stock pursuant to a Rights Agreement described under “Description of Capital Stock—Takeover Protections—Rights Agreement” as incorporated by reference. If any holder converts senior notes prior to the Rights trading separately from the common stock, the holder will become entitled to receive Rights in addition to the common stock. Following a Distribution Date (as defined in “Description of Capital Stock—Takeover Protections—Rights Agreement” as incorporated by reference), the conversion ratio will be adjusted. If such an adjustment is made and the Rights are later redeemed, invalidated or terminated, then a reversing adjustment will be made.

Holding will not make any adjustment if holders may participate in the transaction or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase PRIMUS securities, applicable to one share of PRIMUS common stock, distributed to stockholders:

•	equals or exceeds the average closing price of the common stock over the ten consecutive trading day period ending on the record date for such distribution, or

•	such average closing price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,

rather than being entitled to an adjustment in the conversion price, the holder of a senior note will be entitled to receive upon exchange, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had exchanged such senior notes immediately prior to the record date for determining the shareholders entitled to receive the distribution.

Holding will not make an adjustment in the conversion price unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. Holding will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made. Except as stated above, Holding will not adjust the conversion price for the issuance of PRIMUS common stock or any securities convertible into or exchangeable for PRIMUS common stock or carrying the right to purchase any of the foregoing.

•	If PRIMUS distributes shares of capital stock of a subsidiary, the conversion price will be adjusted, if at all, based on the market value of the subsidiary stock so distributed relative to the market value of its common stock, in each case over a measurement period following the distribution, unless PRIMUS elects to reserve the pro rata portion of such shares for the benefit of the holders of senior notes.

•	If PRIMUS:

•	reclassifies or changes its common stock (other than changes resulting from a subdivision or combination), or

•	consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of its property and assets,

and the holders of PRIMUS common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, each outstanding note would, without the consent of any holders of senior notes, become exchangeable only into the consideration the holders of senior notes would have received if they had exchanged their senior notes immediately prior to such reclassification, change, consolidation, merger, statutory share exchange, combination, sale or conveyance.

If a taxable distribution to holders of PRIMUS common stock or other transaction occurs which results in any adjustment of the conversion price (including an adjustment at Holding’s option), you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of PRIMUS common stock. See “Material United States Federal Income Tax Consequences.”

Automatic Exchange

If the average closing price of PRIMUS common stock exceeds 150% of the conversion price then in effect for at least 20 trading days during any 30 trading day period, ending within five trading days prior to the date of an auto-exchange notice, Holding may elect, at its sole option, at any time after the issuance of the senior notes through the close of business on the final maturity date of the senior notes, to exchange automatically all of the senior notes or any portion of the principal amount of the senior notes that is $1,000 or an integral multiple of $1,000 into the number of shares of PRIMUS common stock calculated based upon the conversion price in effect at that time. However, Holding may not effect an auto-exchange of senior notes of greater than 50% of the aggregate principal amount of the senior notes during any rolling 30 trading day period. Any auto exchange of less than all of the senior notes will be made on a pro rata basis with reference to the aggregate principal amount held by all holders of the senior notes on the auto-exchange date.

Repurchase at Option of Holding

If the average closing price of PRIMUS common stock exceeds 150% of the conversion price then in effect for at least 20 trading days during any 30 trading day period, ending within five trading days prior to the date of a redemption notice, Holding may elect, at its sole option, at any time after the issuance of the senior notes through the close of business on the final maturity date of the senior notes, to redeem the senior notes, in whole or in part, for a redemption price in cash equal to 100% of the principal amount of the senior notes to be redeemed, plus any accrued and unpaid interest on the senior notes.

Repurchase at Option of Holders

Repurchase Upon a Change of Control

If a change of control occurs, holders may require Holding to repurchase all of their senior notes, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, at a repurchase price equal to 100% of the principal amount of the senior notes to be repurchased plus any accrued and unpaid interest to, but excluding, the repurchase date.

At the option of Holding, instead of paying the repurchase price in cash, Holding may pay the repurchase price in PRIMUS common stock, valued at 95% of the average of the closing sales prices of such common stock on the Nasdaq National Market, or an over-the-counter market on which such common stock is traded, for the five consecutive trading days ending on the third trading day prior to the repurchase date. Holding may not pay the repurchase price in common stock unless Holding satisfies certain conditions provided in the indenture.

A “change of control” will be deemed to have occurred at such time after the original issuance of the senior notes when any of the following has occurred:

•	any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, becomes the ultimate beneficial owner of more than 50% of the total voting power of all shares of capital stock of PRIMUS entitled to vote generally in elections of directors; or

•	the first day on which a majority of the members of the PRIMUS board of directors does not consist of directors who constituted the PRIMUS board of directors at the beginning of the preceding two calendar years; or

•	the consolidation or merger of PRIMUS with or into any other person, any merger of another person into PRIMUS with the effect that immediately after such transaction, such person has become the beneficial owner of 50% of more of the total voting power of all shares of PRIMUS capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of PRIMUS’s capital stock entitled to vote generally in elections of directors; or

•	the adoption of a plan relating to the liquidation of dissolution of PRIMUS or Holding.

However, a change of control will be deemed not to have occurred if the closing sale price per share of PRIMUS common stock for any five trading days within:

•	the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control, in the case of a change of control under the first bullet point above; or

•	the period of 10 consecutive trading days ending immediately before the change of control, in the case of a change of control under the remaining bullet points above,

equals or exceeds 110% of the conversion price of the senior notes in effect on each such trading day.

Beneficial ownership shall be determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act (except that a person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition). The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) under the Exchange Act.

2009 Repurchase Right

If PRIMUS does not, prior to June 28, 2009, raise cumulatively $25 million in new equity through the sale of equity for cash, equity exchanges for the debt of PRIMUS or Holding, the conversion of debt of PRIMUS or Holding into equity or any combination thereof, then each holder will have the right, at the holder’s option, to require Holding to repurchase for cash all of the holder’s senior notes or any portion of the principal amount of the holder’s notes that is equal to $1,000 or an integral multiple thereof at a purchase price equal to 100% of the principal amount of the senior notes to be repurchased, plus accrued and unpaid interest. The amount of new equity raised is to be calculated based on the gross cash proceeds from the issuance of equity, the face amount of debt exchanges or the face amount of debt converted.

Prior to or on the 20th business day prior to September 15, 2009, Holding will be required to give notice to all holders of the 2009 repurchase right unless PRIMUS has raised the $25 million in new equity discussed in the preceding paragraph.

In order to exercise this repurchase right, the holder must meet certain requirements set forth in the indenture.

The definition of “change of control” includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of PRIMUS’s properties and assets. There is no precise, established definition of the phrase “substantially all” under applicable law. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of an entity’s income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a change of control may have occurred and, accordingly, as to whether or not the holders of senior notes will have the right to require Holding to repurchase their senior notes.

Repurchase Right Procedures

Within 30 days after the occurrence of a change of control, Holding will be required to give notice to all holders of the occurrence of the change of control and of their resulting repurchase right. The repurchase date will be no later than 30 days after the date Holding gives that notice. The notice will be delivered to the holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require Holding to repurchase their senior notes as described below.

To elect to require Holding to repurchase notes, each holder must deliver a repurchase notice so that it is received by the paying agent no later than the close of business on the second business day immediately prior to the repurchase date, unless Holding specifies a later date, and must state certain information, including:

•	the name of the holder;

•	the certificate numbers of the holders’ notes to be delivered for repurchase;

•	the portion of the principal amount of senior notes to be repurchased, which must be $1,000 or an integral multiple of $1,000; and

•	that an election to exercise a repurchase right is being made; and

•	in the case of the exercise of a change of control repurchase right and in the event that the change of control repurchase price is to be paid by shares of PRIMUS common stock, the name or names and addresses in which the certificates are to be issued.

A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the third business day prior to the repurchase date. The notice of withdrawal must state certain information, including:

The Exchange Act requires the dissemination of certain information to security holders and that an issuer follow certain procedures if an issuer tender offer occurs, which requirements may apply if the repurchase right summarized above becomes available to holders of the senior notes. In connection with any offer to require Holding to repurchase notes as summarized above Holding will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule or form under the Exchange Act.

Holding’s obligation to pay the repurchase price for senior notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the senior notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. Holding will cause the repurchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with such endorsements.

If the paying agent holds money and/or shares of common stock sufficient to pay the repurchase price of the senior notes for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the senior notes will cease to be outstanding and interest on the senior notes will cease to accrue, whether or not the senior notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the senior notes.

Holding may, to the extent permitted by applicable law and the agreements governing any of its other indebtedness at the time outstanding, at any time purchase the senior notes in the open market or by tender at any price or by private agreement. Any notes so purchased by Holding shall be surrendered to the trustee for cancellation. Any senior notes surrendered to the trustee may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any senior note surrendered to the trustee for cancellation may not be reissued or resold and will be canceled promptly.

Limitations on Repurchase Rights

The repurchase rights described above may not necessarily protect holders of the notes if a highly leveraged or another transaction involving PRIMUS or Holding occurs that may adversely affect holders.

Holding’s ability to repurchase senior notes upon the occurrence of a change of control or a 2009 repurchase right is subject to important limitations. The occurrence of a change of control could cause an event of default under, or be prohibited or limited by, the terms of PRIMUS’s or Holding’s existing or future debt. Further, Holding cannot assure you that, in that event, Holding or PRIMUS would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the senior notes that might be delivered by holders of senior notes seeking to exercise the repurchase right. In addition, although the terms of the senior notes allow Holding to use PRIMUS common stock to repay the repurchase price, Holding may not be in a position to do so. Any failure by Holding to repurchase the notes when required following a change of control or 2009 repurchase right would result in an event of default under the indenture. Any such default may, in turn, cause a default under Holding’s or PRIMUS’s other indebtedness that may be outstanding at that time. In addition, Holding’s ability to repurchase notes may be limited by restrictions on its ability to obtain funds for such repurchase through dividends from its subsidiaries and other provisions in agreements that may govern its other indebtedness outstanding at the time.

The change of control repurchase provision of the notes may, in certain circumstances, make more difficult or discourage a takeover of PRIMUS or Holding company. The change of control repurchase feature, however, is not the result of Holding’s or PRIMUS’s knowledge of any specific effort by others to accumulate shares of PRIMUS common stock or to obtain control of PRIMUS by means of a merger, tender offer solicitation or otherwise or by management to adopt a series of antitakeover provisions. Instead, the change of control purchase feature is a standard term contained in convertible securities similar to the senior notes.

Consolidation, Merger, Etc.

The indenture provides that PRIMUS or Holding may, without the consent of the holders of any of the senior notes, consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of its properties and assets to another person as long as, among other things:

•	either (1) the resulting, surviving or transferee person is a corporation and is organized and existing under the laws of the United States, any state thereof or any jurisdiction of the United States and;

•	that person assumes all of the obligations of PRIMUS or Holding, as the case may be, under the indenture and the senior notes; and

•	immediately after giving effect to the transaction, no default or event of default has occurred or is occurring.

The occurrence of certain of the foregoing transactions could also constitute a change of control under the indenture.

The covenant described above includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of PRIMUS’s properties and assets. There is no precise, established definition of the phrase “substantially all” under applicable law. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of an entity’s income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not the restrictions on the sale, lease or disposition of PRIMUS’s assets described above apply to a particular transaction.

Events of Default

Each of the following will constitute an event of default under the indenture:

(1)	the failure to pay an installment of interest (including additional amounts, if any) on any of the senior notes for 30 days after the date when due;

(2)	the failure to pay when due the principal of any of the senior notes at maturity or upon exercise of a repurchase right or otherwise;

(3)	the failure to pay principal and interest on any senior notes required to be purchased pursuant to a change of control repurchase right or a 2009 repurchase right;

(4)	the failure to perform or observe any other covenant or agreement contained in the notes or the indenture for a period of 30 days after written notice of such failure, requiring PRIMUS to remedy the same, shall have been given to Holding by the trustee or to Holding and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

(5)	a default under any indebtedness for money borrowed by PRIMUS or any of its subsidiaries that is a “restricted subsidiary” (as defined in the indentures giving the 12 3/4% senior notes due 2009 of PRIMUS, the 8% senior notes due 2014 of Holding or the $100,000,000 term loan of PRIMUS) the aggregate outstanding principal amount of which is in an amount in excess of $25 million, for a period of 30 days after written notice to Holding by the trustee or to Holding and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding, which default:

•	is caused by a failure to pay principal or interest when due on such indebtedness by the end of the earlier of: (a) the applicable grace period, if any, or (b) the 30th day after the default, unless such indebtedness is discharged; or

•	results in the acceleration of such indebtedness, unless such acceleration is waived, cured, rescinded, annulled or such indebtedness is discharged;

(6)	any final judgment or order for the payment of money in excess of $25.0 million in the aggregate for all such final judgments or orders rendered against PRIMUS or any restricted subsidiary, which final judgment or order has not been paid or discharged within any period of 20 consecutive days following entry of the final judgment or order causing the aggregate amount of final judgments and orders to exceed $25.0 million;

(7)	certain events of bankruptcy, insolvency or reorganization with respect to PRIMUS or any of its subsidiaries that is a significant subsidiary; and

(8)	the guaranty by PRIMUS ceases to be in full force and effect.

The indenture provides that the trustee will, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults or events of default known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default or event of default in the payment of the principal of or interest on, any of the notes when due or in the payment of any repurchase obligation.

If an event of default specified in clause (7) above occurs and is continuing with respect to Holding, then automatically the principal of all the senior notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (7) above with respect to Holding (the default not having been cured or waived as provided under “—Modifications and Amendments” below), the trustee or the holders of at least 25% in aggregate principal amount of the senior notes then outstanding may declare the senior notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of senior notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the senior notes then outstanding if all events of default (other than the nonpayment of amounts due solely as a result of such acceleration) have been cured or waived.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of senior notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the senior notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

Holding will be required to furnish annually to the trustee a statement as to the fulfillment of its obligations under the indenture.

Modifications and Amendments

Changes Requiring Approval of Each Affected Holder

Except as set forth below and under “—Changes Requiring No Approval,” Holding and the trustee may amend or supplement the indenture or the senior notes with the consent of the holders of a majority in aggregate principal amount of the outstanding senior notes. However, the indenture, including the terms and conditions of the senior notes, will not be able to be modified or amended without the written consent or the affirmative vote of the holder of each senior note affected by such change to:

•	change the maturity of the principal of or the date any installment of interest (including any payment of additional amounts) is due on any senior note;

•	reduce the principal amount of, or interest (including any payment of additional amounts) on, any senior note;

•	change the currency of payment of such senior note or interest thereon;

•	impair the right of any holder to institute suit for the enforcement of any payment on or on conversion of any senior note;

•	modify the obligations of Holding to maintain an office or agency in New York City;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase rights of holders or the exchange rights of holders of the senior notes;

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the requirements for quorum or voting, or reduce the percentage in aggregate principal amount of the senior notes the consent of whose holders is required for any supplemental indenture or any waiver under the indenture.

Changes Requiring No Approval

The indenture, including the terms and conditions of the senior notes, may be modified or amended by Holding and the trustee, without the consent of any holders of senior notes, for the purposes of, among other things:

•	adding to Holding’s covenants for the benefit of the holders of senior notes;

•	surrendering any right or power conferred upon Holding;

•	providing for exchange rights of holders of senior notes if any reclassification or change of PRIMUS common stock or any consolidation, merger or sale of all or substantially all of the assets of PRIMUS or Holding occurs;

•	providing for the assumption of the obligations PRIMUS or Holding to the holders of senior notes in the case of a merger, consolidation, conveyance, transfer or lease;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of senior notes in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture, provided that such modification or amendment does not, in the good faith opinion of Holding’s board of directors, adversely affect the interests of the holders of senior notes in any material respect; or

•	adding or modifying any other provisions with respect to matters or questions arising under the indenture that Holding and the trustee may deem necessary or desirable and that will not, in the good faith opinion of Holding’s board of directors, adversely affect the interests of the holders of senior notes.

No Personal Liability of Directors, Officers, Employees or Stockholders

None of PRIMUS’s or Holding’s directors, officers, employees or stockholders, as such, shall have any liability for any of their obligations under the senior notes or the indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a note, each holder shall waive and release all such liability. The waiver and release shall be part of the consideration for the issue of the notes.

Guarantee

The senior notes are fully and unconditionally guaranteed by PRIMUS. PRIMUS is a holding company with no operations of its own and no significant assets other than cash and the stock of, and intercompany loans payable by, its operating subsidiaries. Dividends, intercompany loans and other permitted payments from PRIMUS’s direct and indirect subsidiaries, and its own credit arrangements, are its sources of funds to meet its cash needs, including any funds that would be payable as a result of PRIMUS’s guarantee of Holding’s obligations for the senior notes. PRIMUS’s subsidiaries are legally distinct from it and, other than Holding, have no obligations to pay amounts due with respect to the senior notes or to otherwise make funds available to PRIMUS. Claims of creditors of such subsidiaries generally will have priority with respect to assets of such subsidiaries over the claims or PRIMUS’s creditors, including holders of the senior notes. Accordingly, the senior notes are structurally subordinated to all existing and future debt and other liabilities of PRIMUS’s subsidiaries, including trade payables.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee and the Transfer Agent

U.S. Bank National Association, as trustee under the indenture, has been appointed by Holding as paying agent, conversion agent, registrar and custodian with regard to the notes. StockTrans Inc. is the transfer agent and registrar for PRIMUS common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to PRIMUS or Holding in the ordinary course of their business.

Registration Rights

Upon the closing of the senior notes offering, PRIMUS and Holding entered into a registration rights agreement with the holders of the senior notes. Pursuant to this agreement, PRIMUS and Holding agreed, at their expense to, among other things, use their reasonable best efforts to keep a shelf registration statement effective until the earliest of:

•	two years after the last date of original issuance of any of the senior notes;

•	the date when the holders of the senior notes and the common stock issuable upon exchange of the senior notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

•	the date when all of the senior notes and the common stock into which the senior notes are exchangeable are registered under the shelf registration statement and disposed of in accordance with the shelf registration statement.

Each holder who sells securities pursuant to the shelf registration statement generally will be:

•	required to be named as a selling stockholder in the related prospectus;

•	required to deliver a prospectus to purchasers;

•	required to notify Holding of such sale within five business days after such sale;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).

Holding and PRIMUS may suspend the holder’s use of the prospectus for a reasonable period not to exceed two periods aggregating 60 days within any 12-month period if Holding reasonably determines that the offering of any senior notes or shares of PRIMUS common stock by any holder would require disclosure of material information as to which disclosure at that time would not be in the best interest of PRIMUS and its stockholders.

If, after the effectiveness target date, the registration statement ceases to be effective or fails to be usable and (1) PRIMUS does not cure the registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (2) if applicable, the suspension periods exceed an aggregate of 60 days in any 12-month period (each, a “registration default”), then in any such case additional amounts will be payable on the senior notes that are Registrable Securities, from and including the day following the registration default to but excluding the day on which the registration default has been cured or the end of the effectiveness period. Additional amounts will be paid semiannually in arrears, with the first semiannual payment due on the first interest payment date, as applicable, following the date on which such additional amounts begin to accrue, and will accrue at a rate per year equal to:

•	an additional 1.00% of the principal amount to and including the 90th day following such registration default; and

•	an additional 1.50% of the principal amount from and after the 91st day following such registration default.

If a shelf registration statement covering the resales of the senior notes and common stock into which the notes are convertible is not effective, these securities generally may not be sold or otherwise transferred except in accordance with exceptions under the Securities Act.

Rule 144A Information

PRIMUS will furnish to the holders, beneficial holders and prospective purchasers of the senior notes and the common stock into which the senior notes are exchangeable, upon their request, the information required by Rule 144A(d)(4) under the Securities Act until such time as these securities are no longer “restricted securities” within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of PRIMUS.

Form, Denomination and Registration

Denomination and Registration

The notes will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

Global Notes; Book-Entry Form

Except as provided below, the senior notes will be evidenced by one or more global notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and procedures and will be settled in same-day funds. Holders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and procedures and will be settled in same-day funds.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global notes.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global note to transfer the beneficial interest in the global note to such persons may be limited.

Holding will wire, through the facilities of the trustee, payments of principal of and interest on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. None of PRIMUS, Holding, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

It is DTC’s current practice, upon receipt of any payment of principal of and interest on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the senior notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If you would like to exchange your notes for PRIMUS common stock pursuant to the terms of the senior notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

None of PRIMUS, Holding nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised Holding that it will take any action permitted to be taken by a holder of senior notes, including, without limitation, the presentation of senior notes for exchange as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global senior notes are credited and only for the principal amount of the senior notes for which directions have been given.

DTC has advised Holding as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Holding within 90 days or an event of default has occurred and is continuing with respect to the notes, Holding will cause notes to be issued in definitive form in exchange for the global notes. None of Primus, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

DESCRIPTION OF CAPITAL STOCK

General

PRIMUS’s certificate of incorporation authorizes the issuance of 150,000,000 shares of common stock, and 2,455,000 shares of preferred stock, each par value $0.01 per share. As of June 30, 2006, PRIMUS’s outstanding capital stock consisted of 113,819,009 shares of common stock held by 508 stockholders of record and no shares of preferred stock. As of June 30, 2006, there were 8,543,414 shares of common stock reserved for issuance upon the exercise of stock options and other stock equivalents, 46.9 million shares of common stock reserved for issuance pursuant to the conversion of the senior notes, 23.2 million shares of common stock reserved for issuance pursuant to the conversion of the step up convertible subordinated debentures due 2009, 8.3 million shares of common stock reserved for issuance pursuant to the conversion of the convertible senior notes due 2010, and 0.5 million shares of common stock reserved for issuance pursuant to the conversion of the 2007 Convertible Notes.

At its annual meeting of stockholders held on June 20, 2006, the stockholders of PRIMUS authorized (1) an amendment to PRIMUS’s certificate of incorporation to reflect a 1-for-10 reverse stock split and (2) an amendment to PRIMUS’s certificate of incorporation allowing an increase in authorized common stock from 150,000,000 to 300,000,000 shares. The PRIMUS board of directors may, in its discretion, implement one of these two authorized proposals. As of the date of this prospectus, the PRIMUS board of directors has not taken action to approve either a reverse stock split or an increase in the authorized shares of PRIMUS.

The following summaries of certain provisions of PRIMUS’s capital stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the certificate of incorporation and bylaws of PRIMUS, which are available from PRIMUS upon request, and by applicable law. PRIMUS is a Delaware corporation and is subject to the Delaware General Corporation Law (“DGCL”).

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by PRIMUS’s stockholders, and the holders of its common stock vote together as a single class on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably dividends when, as and if declared from time to time by the board of directors out of PRIMUS’s assets available for the payment of dividends to the extent permitted by law, subject to preferences that may be applicable to any outstanding preferred stock and any other provisions of its certificate of incorporation. PRIMUS does not, however, anticipate paying any cash dividends in the foreseeable future.

Holders of common stock have no preemptive or other rights to subscribe for additional shares. No shares of common stock are subject to redemption or a sinking fund. Holders of common stock also do not have cumulative voting rights, which means the holder or holders of more than half of the shares voting for the election of directors can elect all the directors then being elected. In the event of any liquidation, dissolution or winding up of PRIMUS, whether voluntary or involuntary, after payment of its debts and other liabilities, and subject to the rights and liquidation preference, if any, of holders of shares of preferred stock, holders of common stock are entitled to share pro rata in any distribution of remaining assets to the stockholders. All of the outstanding shares of common stock are, and the shares issued upon conversion or exchange of the notes will be, fully paid and nonassessable.

Preferred Stock

PRIMUS is authorized to issue up to 2,455,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), of which 455,000 shares are designated Series A Preferred Stock, 30,000 shares are designated Series B Junior Participating Preferred Stock, and 559,950 shares are designated Series C Preferred.

In addition to the Preferred Stock designated as described above, PRIMUS’s board of directors, without further action by the holders of its common stock is also authorized to issue up to 1,410,050 shares of other

Preferred Stock (“Other Preferred Stock”). The PRIMUS board of directors may determine the timing, series, designation and number of shares of Other Preferred Stock to be issued, as well as the rights, preferences and limitations of such shares, including those related to voting power, redemption, conversion, dividend rights and liquidation preferences. The issuance of Other Preferred Stock could in certain circumstances adversely affect the voting power of the holders of PRIMUS’s common stock or have the effect of deterring or delaying any attempt by a person, entity or group to obtain control of PRIMUS.

Registration Rights

Simultaneously with the closing of the exchange and sale of the senior notes, PRIMUS entered into a registration rights agreement, pursuant to which PRIMUS granted to the purchasers of the senior notes (and their affiliates and permitted transferees) (the “Designated Holders”) registration rights with respect to the senior notes and shares of PRIMUS common stock issuable upon exchange of the senior notes held by the Designated Holders (collectively, the “Registrable Securities”). The senior notes and shares of PRIMUS common stock offered by this prospectus constitute Registrable Securities.

Takeover Protections

Classified Board

Pursuant to PRIMUS’s By-laws, its board of directors is divided into three classes of directors each containing, as nearly as possible, an equal number of directors. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of PRIMUS’s stockholders. A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of PRIMUS by a proxy contest since such third party would be required to have its nominees elected at two separate annual meetings of PRIMUS stockholders in order to elect a majority of the members of the board of directors. Directors who are elected to fill a vacancy (including vacancies created by an increase in the number of directors) must be confirmed by the stockholders at the next annual meeting of stockholders whether or not such director’s term expires at such annual meeting.

Other Protections Under By-Laws

PRIMUS’s by-laws allow the board of directors to increase the number of directors from time to time and to fill any vacancies on the board of directors, including vacancies resulting from an increase in the number of directors. This provision is designed to provide the board of directors with flexibility to deal with an attempted hostile takeover by a stockholder who may acquire a majority voting interest in PRIMUS without paying a premium. This provision allows the board of directors to increase its size and prevent a “squeeze-out” of any remaining minority interest soon after a new majority stockholder gains control over PRIMUS. Further, the by-laws limit the new majority stockholder’s power to remove a current or all current directors before the annual meeting in the absence of “cause.” Cause for removal of a director is limited to:

•	a judicial determination that a director is of unsound mind;

•	a conviction of a director of an offense punishable by imprisonment for a term of more than one year;

•	a breach or failure by a director to perform the statutory duties of said director’s office if the breach or failure constitutes self-dealing, willful misconduct or recklessness; or

•	a failure of a director, within 60 days after notice of his or her election, to accept such office either in writing or by attending a meeting of the board of directors and fulfilling such other requirements of qualification as the by-laws or certificate of incorporation may provide.

Rights Agreement

PRIMUS is party to an agreement with StockTrans, Inc., as Rights Agent, dated December 23, 1998 (as amended, the “Rights Agreement”). The Rights Agreement provides for the distribution of rights that entitle the registered holder, subject to the terms of the Rights Agreement (including the Exchange Right described in the succeeding paragraph), to purchase from PRIMUS one-thousandth of a share (a “Unit”) of Series B Junior Participating Preferred Stock, par value $0.01 per share (the “Series B Preferred”), at a purchase price of $90.00 per Unit, subject to adjustment (the “Rights”). Each Unit is designed to be the economic equivalent of one share of PRIMUS common stock. The Rights are presently attached to all certificates representing shares of outstanding common stock. The Rights will separate from the common stock and the Rights will become exercisable (such date, a “Distribution Date”) upon the earlier of:

•	ten business days following a public announcement (the date of such announcement being the “Stock Acquisition Date”) that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 20% or more of the then outstanding shares of common stock; or

•	ten business days following the commencement of a tender offer or exchange offer that would result in an Acquiring Person owning 20% or more of the then outstanding shares of common stock, or such later date as may be determined by action of a majority of the members of the board of directors (such determination to be made prior to such time as any person becomes an Acquiring Person).

The term “Acquiring Person” does not include PRIMUS, any of its subsidiaries, or any of its employee benefit plans or employee stock plans (each such person or entity being referred to as an “Exempt Person”).

In the event that

•	PRIMUS is the surviving corporation in a merger with an Acquiring Person and shares of common stock shall remain outstanding;

•	a person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the then outstanding shares of common stock;

•	an Acquiring Person engages in one or more “self-dealing” transactions as set forth in the Rights Agreement; or

•	during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person’s ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization);

then, in each case, each holder of a Right will thereafter have the right to receive, upon exercise, a Unit of Series B Preferred (or, in certain circumstances, common stock, cash, property or other of PRIMUS’s securities) having a value equal to two times the exercise price of the Right. The exercise price is the purchase price multiplied by the number of Units of Series B Preferred issuable upon exercise of a Right prior to the events described in this paragraph. PRIMUS’s board of directors may, at its option, at any time after a person becomes an Acquiring Person, cause PRIMUS to exchange all or any part of the then outstanding and exercisable Rights for shares of PRIMUS common stock at an exchange ratio of one share per Right (as adjusted for stock splits, stock dividends or similar transactions) or for Units of PRIMUS Preferred Stock designed to have the same voting rights as one share of PRIMUS common stock (the “Exchange Right”). The Exchange Right will terminate once any person (other than an Exempt Person), together with that person’s affiliates and associates, becomes the beneficial owner of a majority of PRIMUS common stock then outstanding. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that, at any time following the Stock Acquisition Date,

•	PRIMUS is acquired in a merger or other business combination transaction and PRIMUS is not the surviving corporation (other than a merger described in the preceding paragraph);

•	any person or group of affiliated or associated persons consolidates or merges with PRIMUS and all or part of the common stock is converted or exchanged for securities, cash or property of any other person or group of affiliated or associated persons; or

•	50% or more of PRIMUS’s assets or earning power is sold or transferred, each holder of a Right (except the Rights which previously have been voided or exchanged as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Right.

The Rights are not exercisable until the Distribution Date and will expire on December 23, 2008 unless the term of the agreement is extended or the Rights are earlier redeemed or exchanged by PRIMUS. At the time until ten business days following the Stock Acquisition Date or such later date as a majority of the members of the board of directors shall determine (such determination to be made prior to the date specified by the Rights Agreement), a majority of the board of directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment in certain events) (the “Redemption Price”). Immediately upon the action of a majority of the board of directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Statutory Provisions

PRIMUS is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation, the voting stock of which is generally publicly traded (i.e., listed on a national securities exchange or authorized for quotation on an inter-dealer quotation system of a registered national securities association) or held of record by more than 2,000 stockholders, from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers, and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of a Delaware corporation.

This provision of the DGCL could prohibit or delay mergers or other takeover or change of control attempts with respect to PRIMUS and, accordingly, may discourage attempts that might result in a premium over the market price for shares held by PRIMUS’s stockholders.

Acceleration of Vesting

Upon a change of control, PRIMUS’s board of directors may accelerate the vesting of all unvested options issued pursuant to its stock option plans. The acceleration of vesting of such options upon a change of control may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of PRIMUS by making any such transaction more costly.

Repurchase of Notes and Debentures

Upon a change of control, pursuant to the indentures governing each of PRIMUS’s 12 3/4% senior notes due 2009 and 8% senior notes due 2014, the holders of such senior notes may require PRIMUS to repurchase their senior notes at 101% of principal plus accrued interest. A similar provision providing for the repurchase of notes or debentures at 100% of principal plus accrued interest is contained in the indentures governing the 5 3/4% convertible subordinated debentures due 2007, the step up convertible subordinated debentures due 2009, the 3 3/4% convertible senior notes due 2010 and the senior notes offered hereby. These provisions may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of PRIMUS.

Indemnification of Directors and Officers

Section 145 of the DGCL provides the power to indemnify any director or officer acting in his capacity as PRIMUS’s representative who was, is or is threatened to be made a party to any action or proceeding for expenses, judgments, penalties, fines and amounts paid in settlement in connection with that action or proceeding. The indemnity provisions apply whether the action was instituted by a third party or arose by or in PRIMUS’s right. Generally the only limitations on PRIMUS’s ability to indemnify its director or officer is that the director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, that the director or officer has no reasonable cause to believe that his conduct was unlawful.

Article V of its by-laws provides that PRIMUS will indemnify any person by reason of the fact that he or she is or was a director, officer, employee or agent of Primus (or is or was serving in such capacity for another entity at PRIMUS’s request). To the extent that a director, officer, employee or agent of ours has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in such Article V, or in defense of any claim, issue or matter therein, he or shall be indemnified by PRIMUS against actually and reasonably incurred expenses in connection therewith. Such expenses may be paid by PRIMUS in advance of the final disposition of the action upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

PRIMUS’s by-laws authorize it to take steps to ensure that all persons entitled to indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance. PRIMUS has obtained a policy insuring its directors and officers against certain liabilities, including liabilities under the Securities Act.

Limitation of Liability

PRIMUS’s certificate of incorporation provides that none of its directors shall be personally liable to PRIMUS or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

•	for any breach of that person’s duty of loyalty to PRIMUS or its stockholders;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	for the unlawful payment of dividends on or redemption of PRIMUS’s capital stock; and

•	for any transaction from which that person derived an improper personal benefit.

PRIMUS maintains directors and officers’ liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and PRIMUS is not aware of any threatened litigation or proceeding, involving any director or officer where indemnification will be required or permitted under PRIMUS’s certificate of incorporation or its by-laws.

Transfer Agent and Registrar

The transfer agent and registrar for PRIMUS common stock is StockTrans, Inc.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material United States federal income tax considerations relating to the purchase, ownership and disposition of the senior notes and of the PRIMUS common stock issuable upon exchange of the senior notes. This description does not provide a complete analysis of all potential tax considerations. The information provided below is based on the Internal Revenue Code of 1986, as amended, referred to as the “Code,” Treasury regulations issued under the Code, published rulings and court decisions, all as in effect on the date hereof. These authorities may change, possibly on a retroactive basis, or the Internal Revenue Service, referred to as the “IRS,” might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of the senior notes or the PRIMUS common stock could differ from those described below.

This description assumes that the senior notes and the PRIMUS common stock are held as “capital assets” (generally, property held for investment) within the meaning of section 1221 of the Code.

This description generally applies only to a holder that purchases senior notes for cash. This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances, or to certain types of holders subject to special treatment under U.S. federal income tax laws (such as financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, insurance companies, tax-exempt organizations, brokers, dealers or traders in securities or foreign currencies, and persons holding senior notes or PRIMUS common stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes). In addition, this description does not consider the effect of any foreign, state, local or other tax laws, or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

If a partnership or other entity taxable as a partnership holds the senior notes or the PRIMUS common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Any such partnership or other entity owning the senior notes or the PRIMUS common stock and any owner thereof should consult its tax advisor as to the tax consequences of the purchase, ownership and disposition of the senior notes and the PRIMUS common stock.

Holding and PRIMUS urge prospective investors to consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or foreign taxing jurisdiction or under any applicable treaty or the possible effects of changes in the United States federal and other tax laws.

Consequences to U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to you if you are a U.S. Holder of senior notes or PRIMUS common stock. “U.S. Holder” means a beneficial owner of the senior notes or the PRIMUS common stock that is:

•	a citizen or resident of the United States, as determined for United States federal income tax purposes;

•	a corporation or other business entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust, or certain electing trusts that were in existence on August 20, 1996, and were treated as domestic trusts on the previous date.

Interest and Original Issue Discount

Stated interest on the senior notes will generally be included in a U.S. Holder’s gross income as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting.

The senior notes were issued with “original issue discount” for federal income tax purposes. Accordingly, a U.S. Holder (whether a cash or accrual method taxpayer) is required to include in gross income as additional interest the amount of such original issue discount which is treated as having accrued during the period when the holder held such senior note in the taxable year, in advance of the receipt of some or all of the related cash payments. The original issue discount on a senior note is equal to excess of the stated redemption price at maturity of the senior note over the issue price of the senior note. The issue price of a senior note for United States federal income tax purposes is the first price at which a substantial amount of the senior notes was sold for cash, excluding sales to bond houses, brokers or similar persons acting as underwriters, placement agents or wholesalers. Holding and PRIMUS are taking the position that the issue price of the senior notes for this purpose was $850.00 per $1,000 stated principal amount. The stated redemption price at maturity of a senior note equals the sum of all payments to be made on the senior note other than payments of stated interest.

As noted above, a U.S. Holder of a senior note will be required to include original issue discount in gross income (as ordinary interest income) periodically over the term of the senior note before receipt of the cash or other payment attributable to such income, regardless of such holder’s regular method of tax accounting. The amount to be included for any taxable year is the sum of the daily portions of original issue discount with respect to the senior note for each day during the taxable year or portion of a taxable year during which such holder holds such senior note. The daily portion is determined by allocating to each day of any accrual period within a taxable year a pro rata portion of the original issue discount allocable to the accrual period. The amount of original issue discount allocable to an accrual period is the senior note’s adjusted issue price at the beginning of the accrual period multiplied by its yield to maturity, less any stated interest allocable to such accrual period. The yield to maturity of a senior note is the discount rate that, when used in computing the present value of all payments to be made on the senior note, produces an amount equal to the original issue price of the senior note. A U.S. Holder is permitted to select any accrual periods; provided, however, that each accrual period is no longer than one year, and each scheduled payment of interest or principal occurs on either the first or last day of an accrual period. The adjusted issue price of a senior note at the beginning of any accrual period is its issue price increased by the aggregate amount of original issue discount previously accrued and decreased by any payments previously made on the senior note other than payments of stated interest.

Under certain circumstances, Holding may be entitled to repurchase the senior notes from the holders. In addition, under certain circumstances, a holder may be entitled to require Holding to repurchase all or any part of such holder’s notes. The Treasury Regulations contain special rules for determining, for purposes of calculating accruals of original issue discount, the payment schedule and the yield to maturity of a debt instrument in the event the debt instrument provides for contingencies that could, for example, result in the acceleration or deferral of one or more payments. Holding and PRIMUS intend to take the position that the payment schedule of the senior notes, without taking into account Holding’s conditional options to repurchase the senior notes or a holder’s conditional options to require Holding to repurchase the notes, should be used for purposes of determining the yield and maturity of the senior notes because such payment schedule is significantly more likely than not to occur and/or because such contingencies should be viewed as remote or incidental. However, if such contingencies occur and such option are exercised, the yield and maturity of the senior notes must be redetermined using the new payment schedule by treating the senior notes as retired and reissued on that date. The determination to use such payment schedule for purposes of computing accruals of original issue discount is binding on holders of the senior notes, unless a holder explicitly discloses a contrary position on a form attached to its tax return for the year in which it acquired the senior note.

Under the foregoing rules, U.S. Holders are required to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. A U.S. Holder’s tax basis in the senior notes will be increased by the amount of original issue discount included in gross income by such U.S. Holder and will be decreased by the amount of any payments received by such U.S. Holder with respect to the senior notes other than payments of stated interest. The amount of original issue discount allocable to any initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length. The amount of original issue discount allocable to the final accrual period at maturity of the senior notes will be the difference between (i) the amount payable at maturity of the senior notes, excluding stated interest, and (ii) the senior notes’ adjusted issue price as of the beginning of the final accrual period.

Additional Amounts

The contingent obligation to make payments of “additional amounts” if Holding or PRIMUS fails to comply with specified obligations under the registration rights agreement may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” Holding and PRIMUS intend to take the position that the likelihood of payments of “additional amounts” is remote. Therefore, Holding and PRIMUS intend to take the position that the senior notes should not be treated as contingent payment debt instruments, and that any payment of “additional amounts” will be taxable to U.S. Holders only at the time it accrues or is received in accordance with such holder’s method of tax accounting. However, the determination of whether such a contingency is remote or not is inherently factual. Therefore, there can be no assurance that this position would be sustained if challenged by the IRS. A successful challenge of this position by the IRS could affect the timing of the U.S. Holder’s income and could cause the gain from the sale or other disposition of a senior note to be treated as ordinary income, rather than capital gain. Holding’s and PRIMUS’s position for purposes of the contingent debt regulations as to the likelihood of these additional payments being remote is binding on a U.S. Holder, unless the U.S. Holder discloses a contrary position on a form attached to its tax return for the year in which it acquired the senior note.

Market Discount

If a U.S. Holder purchases a senior note for an amount that is less than its “revised issue price” (generally, the original issue price of the senior note plus the amount of original issue discount allocable to all prior accrual periods, minus any payments on the senior notes other than stated interest) as of the purchase date, such U.S. Holder will be treated as having purchased such senior notes at a “market discount,” unless such market discount is less than a specified de minimis amount.

Under the market discount rules, a U.S. Holder will be required to treat any payment (other than stated interest) on, or any gain realized on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such senior note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the stated maturity date of the senior note, unless the U.S. Holder elects to accrue market discount on the constant interest method.

A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a senior note with market discount until the stated maturity of the senior note or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant interest basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the senior note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for U.S. Federal income tax purposes, and your tax basis in the senior note will be increased by the amount of market discount included in income. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS. The election, therefore, should only be made in consultation with a tax advisor.

Premium

A U.S. Holder who purchases a senior note for an amount that is greater than its adjusted issue price as of the purchase date and less than or equal to the sum of all amounts (other than stated interest) payable on the senior note after the purchase date will be considered to have purchased the note at an “acquisition premium.” Under the acquisition premium rules, the amount of original issue discount which such U.S. Holder must include in its gross income with respect to such senior note for any taxable year (or portion thereof in which the U.S. Holder holds the senior note) will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

A U.S. Holder who purchases a senior note for an amount that exceeds the sum of all amounts (other than stated interest) payable on the senior note after the purchase date will be considered to have purchased the senior note with a “amortizable bond premium,” and no OID is required to be included in the gross income of the U.S. Holder. For this purpose only, a U.S. Holder’s purchase price for a senior note is reduced by an amount equal to the value of the option to exchange the senior note into PRIMUS common stock; the value of the exchange option may be determined under any reasonable method. You generally may elect to amortize such “premium” over the remaining term of the senior note on a constant-yield method as offset to interest income. If you make this election, you will be required to reduce your adjusted tax basis in the senior note by the amount of the premium amortized. This election will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the IRS. You should consult your own tax advisor before making this election.

Sale, exchange or redemption of the senior notes

A U.S. Holder generally will recognize capital gain or loss (except as described above under “—Market Discount”) if the U.S. Holder disposes of a senior note in a sale, redemption or exchange (including an exchange of the note for PRIMUS common stock pursuant to the senior note’s exchange right). The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the senior note. The U.S. Holder’s adjusted tax basis in the senior note will generally equal the amount the U.S. Holder paid for the senior note, increased by any amounts of original issue discount or market premium includible in income with respect to the senior notes, and reduced by any payments other than qualified stated interest and any amortized premium with respect to the senior notes. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the senior note. The gain or loss recognized by a U.S. Holder on a disposition of the senior note will be long-term capital gain or loss if the U.S. Holder held the senior note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Dividends on PRIMUS common stock

If a U.S. Holder exchanges a senior note for PRIMUS common stock and PRIMUS makes a distribution in respect of that stock, the distribution will be treated as a dividend to the extent it is paid from current or accumulated earnings and profits. If the distribution exceeds PRIMUS’s current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. Holder’s adjusted tax basis in the U.S. Holder’s PRIMUS common stock to the extent of the U.S. Holder’s adjusted tax basis in that stock. Any remaining excess will be treated as capital gain. Recent legislation provides for special treatment of dividends paid to individual taxpayers in taxable years beginning before January 1, 2009. Under this legislation, dividend income that is received by individual taxpayers and that satisfies certain requirements is generally subject to tax at a favorable rate. PRIMUS is required to provide stockholders who receive dividends with an information return on Form 1099-DIV that states the extent to which the dividend is paid from current or accumulated earnings and profits. If a U.S. Holder is a U.S. corporation, it will be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. Holder may qualify for the 70% dividends received deduction if the U.S. Holder owns less than 20% of the voting power and value of PRIMUS stock.

Constructive dividends to holders of senior notes or PRIMUS common stock

The terms of the senior notes allow for changes in the exchange price of the notes in certain circumstances. A change in exchange price that allows U.S. Holders of senior notes to receive more shares of PRIMUS common stock may increase those senior note holders’ proportionate interests in earnings and profits or assets of PRIMUS. In that case, those senior note holders could be treated as though they received a dividend in the form of PRIMUS common stock. Such a constructive stock dividend could be taxable to those senior note holders, although they would not actually receive any cash or other property. For example, such a taxable constructive stock dividend would occur if the exchange price were adjusted to compensate senior note holders for distributions of cash or property to PRIMUS stockholders. However, a change in exchange price to prevent the dilution of the senior note holders’ interests upon a stock split or other change in capital structure, if made under a bona fide, reasonable adjustment formula, should not increase senior note holders’ proportionate interests in earnings and profits or assets of PRIMUS and should not be treated as a constructive stock dividend. On the other hand, if an event occurs that dilutes the senior note holders’ interests and the exchange price is not adjusted, the resulting increase in the proportionate interests of PRIMUS stockholders could be treated as a taxable stock dividend to those stockholders. Any taxable constructive stock dividends resulting from a change to, or failure to change, the exchange price would be treated in the same manner as dividends paid in cash or other property. These dividends would result in dividend income to the recipient, to the extent of PRIMUS’s current or accumulated earnings and profits, with any excess treated as a nontaxable return of capital, up to the holder’s basis in the PRIMUS common stock, and the remainder as capital gain as more fully described above.

Sale of PRIMUS common stock

A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of PRIMUS common stock. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the stock, which generally will be the value of the PRIMUS common stock on the date the U.S. Holder received the PRIMUS common stock in exchange for senior notes. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Information reporting and backup withholding

When required, Holding, PRIMUS, or either company’s paying agent will report to the holders of the senior notes and the PRIMUS common stock and the IRS amounts paid or accrued on or with respect to the senior notes and the PRIMUS common stock during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. Holder may be subject to backup withholding on payments made on the notes and dividends paid on the PRIMUS common stock and proceeds from the sale of the PRIMUS common stock or the senior notes at the applicable rate (which is currently 28%) if the U.S. Holder (a) fails to provide us or our paying agent (or, in the case of a disposition of stock, to the broker or other paying agent) with a correct taxpayer identification number or certification of exempt status (such as certification of corporate status), (b) has been notified by the IRS that it is subject to backup withholdings as a result of the failure to properly report payments of interest or dividends or,

(c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

Consequences to Non-U.S. Holders

For purposes of this discussion, a Non-U.S. Holder means a beneficial owner of the senior notes or the PRIMUS common stock who is a nonresident alien or a corporation, trust or estate for U.S. federal income tax purposes that is not a U.S. Holder. Special rules may apply to certain non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” and entities that are treated as partnerships for United States federal income tax purposes. Such entities and their owners should consult their tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Interest and Original Issue Discount

Interest or original issue discount paid to a Non-U.S. Holder of the senior notes will not be subject to United States federal withholding tax under the “portfolio interest exception,” provided that:

(1)	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of PRIMUS stock,

(2)	the Non-U.S. Holder is not

(A)	a controlled foreign corporation that is related to us through stock ownership or

(B)	a bank that received the senior note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

(3)	the beneficial owner of the senior note provides a certification, signed under penalties of perjury, that it is not a United States person. Such certification is generally made on an IRS Form W-8BEN or a suitable substitute form.

Interest income to a Non-U.S. Holder that does not qualify for the portfolio interest exception and that is not effectively connected to a United States trade or business will be subject to United States federal withholding tax at a rate of 30%, unless a United States income tax treaty applies to reduce or eliminate withholding.

A Non-U.S. Holder will generally be subject to tax in the same manner as a U.S. Holder with respect to interest or original issue discount that is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States and, if an applicable tax treaty provides, such interest is attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Such effectively connected interest received by a Non-U.S. Holder which is a corporation may in certain circumstances be subject to an additional “branch profits tax” at a 30% rate or, if applicable, a lower treaty rate.

To claim the benefit of a lower treaty rate or to claim exemption from withholding because the interest is effectively connected with a United States trade or business, the Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or IRS Form W-8ECI (or a suitable substitute form), as applicable. Such certificate must contain, among other information, the name and address of the Non-U.S. Holder.

Non-U.S. Holders should consult their own tax advisors regarding applicable income tax treaties, which may provide different rules.

Additional Amounts

As described under “Description of the Senior Notes—Registration Rights” Holding or PRIMUS may be required to make payments of “additional amounts” to the holders if they fail to comply with specified obligations under the registration rights agreement. Holding and PRIMUS currently plan to the take the position that such payments are subject to U.S. federal withholding tax at a rate of 30% or lower treaty rate, if applicable. Prospective purchasers should consult their tax advisors as to the tax considerations that relate to the potential payment of additional amounts and the availability of a refund of amounts withheld.

Dividends

Subject to the discussion below of backup withholding, dividends paid on the PRIMUS common stock to a Non-U.S. Holder (including any deemed dividend payments as discussed in “—Consequences to U.S. holders—Constructive dividends to holders of senior notes or PRIMUS common stock”) generally will be subject to a 30% U.S. federal withholding tax, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the Non-U.S. Holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or (b) the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder provides an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor form).

If dividends paid on the PRIMUS common stock to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s trade or business in the United States, the Non-U.S. Holder will be required to pay United States federal income tax on that dividend on a net income basis (although exempt from the 30% withholding tax provided the appropriate statement is provided to PRIMUS) generally in the same manner as a U.S. Holder. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any dividend income that is effectively connected with a United States trade or business will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN. In addition, a Non-U.S. Holder that is treated as a foreign corporation for United States federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Dispositions of senior notes and PRIMUS common stock

Generally, a Non-U.S. Holder will not be subject to federal income tax on gain realized upon the sale, exchange (including an exchange of a senior note for PRIMUS common stock pursuant to the senior note’s exchange right), redemption or other disposition of a senior note or PRIMUS common stock unless: (a) such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are met, (b) the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, and in the case of a treaty resident, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States, or (c) Holding or PRIMUS is or has been a U.S. real property holding corporation, as defined in the Code, at any time within the 5-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter. In the case of a disposition of PRIMUS common stock, even if PRIMUS were a U.S. real property holding corporation, such gain would not be taxable under the rules described in clause (c) in the preceding sentence if such stock is regularly traded on an established securities market and such holder owns no more than 5% of the PRIMUS common stock. PRIMUS is not, and does not anticipate becoming, a U.S. real property holding corporation.

If the first exception applies, the Non-U.S. Holder generally will be subject to tax at a rate of 30% on the amount by which the United States-source capital gains exceed capital losses allocable to United States sources.

If the second exception applies, generally the Non-U.S. Holder will be required to pay United States federal income tax on the net gain derived from the sale in the same manner as U.S. Holders, as described above. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor form). Additionally, Non-U.S. Holders that are treated for United States federal income tax purposes as corporations and that are engaged in a trade or business or have a permanent establishment in the United States could be subject to a branch profits tax on such income at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

Information reporting and backup withholding

When required, Holding, PRIMUS or either company’s paying agent will report to the IRS and to each Non-U.S. Holder the amount of any dividend paid on the PRIMUS common stock and any amount paid with respect to the senior notes in each calendar year, and the amount of tax withheld, if any, with respect to these payments.

Non-U.S. Holders who have provided the forms and certification mentioned above or who have otherwise established an exemption will generally not be subject to backup withholding tax if neither Holding, PRIMUS, nor either company’s agent has actual knowledge or reason to know that any information in those forms and certification is unreliable or that the conditions of the exemption are in fact not satisfied. Payments of the proceeds from the sale of a senior note or PRIMUS common stock to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, additional information reporting, but not backup withholding, may apply to those payments if the broker is one of the following: (a) a United States person, (b) a controlled foreign corporation for United States tax purposes, (c) a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a United States trade or business, or (d) a foreign partnership with specified connections to the United States.

Payment of the proceeds from a sale of a senior note or PRIMUS common stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder of beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the IRS on a timely basis.

The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of purchasing, holding and disposing of the notes and the PRIMUS common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

PLAN OF DISTRIBUTION

Neither PRIMUS nor Holding will receive any of the proceeds of the sale of the senior notes and the underlying shares of PRIMUS common stock offered by this prospectus. The senior notes and the underlying common stock may be offered and sold from time to time by the selling securityholders. As used herein, the term “selling security holder” includes donees, pledgees, transferees or other successors-in-interests selling shares received from a named selling security holder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus.

The selling security holders may sell shares of common stock from time to time (if at all) using any one or more of the following methods:

•	to or through underwriters, brokers or dealers;

•	directly to one or more other purchasers;

•	through agents on a best-efforts basis;

•	through a combination of any of these methods of sale; or

•	through any other method permitted pursuant to applicable law.

If a selling security holder sells shares of common stock through underwriters, dealers, brokers or agents, those underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling security holder and/or the purchasers of the shares of common stock.

The shares of common stock may be sold from time to time:

•	in one or more transactions at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

These sales may be effected:

•	in transactions on any national securities exchange or quotation service on which PRIMUS common stock may be listed or quoted at the time of sale, including the Nasdaq Capital Market on which PRIMUS common stock is currently quoted;

•	in transactions in the over-the-counter market;

•	in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	in transactions otherwise than on exchanges or services or in the over-the-counter market;

•	through the writing of options; or

•	through other types of transactions.

In connection with sales of common stock or otherwise, the selling security holder may enter into hedging transactions with brokers-dealers or others, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holder may sell short the common stock and may deliver this prospectus in connection with short sales and use the shares of common stock covered by the prospectus to cover these short sales. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or another available exemption.

At the time a particular offering of shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers. To PRIMUS’s knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares offered hereby.

Each selling security holder and any underwriters, dealers, brokers or agents who participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

Each selling security holder and any other person participating in a distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M which may limit the timing of purchases and sales of shares of common stock by the selling security holder and any other person participating in the distribution. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Certain expenses incurred in connection with the registration of the shares, including printer’s and accounting fees and the fees, disbursements and expenses of PRIMUS’s counsel and the reasonable fees of one counsel for the selling security holders will be borne by PRIMUS. Commissions and discounts, if any, attributable to the sales of the shares of common stock will be borne by each selling security holder. Holding has agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Each selling security holder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

Hogan & Hartson LLP, McLean, Virginia, will pass upon the validity of the senior notes and the underlying common stock offered under this prospectus.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Annual Report of Primus Telecommunications Group, Incorporated on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report on the consolidated financial statements and financial statement schedule dated March 15, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the ability of Primus Telecommunications Group, Incorporated to continue as a going concern) and their report on management’s report on the effectiveness of internal control over financial reporting dated March 15, 2006, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

PRIMUS files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by PRIMUS at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You also may inspect copies of these materials at the reading room of the library of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. PRIMUS’s SEC filings are also available to the public from commercial document retrieval services and at the SEC’s web site at “http://www.sec.gov.”

PRIMUS “incorporates by reference” into this prospectus certain information it files with the SEC, which means that PRIMUS can disclose important information to you by referring you to another prospectus it filed with the SEC. The information incorporated by reference is an important part of this prospectus, and information that PRIMUS files later with the SEC will automatically update and supersede this information. PRIMUS and Holding incorporate by reference the documents listed below and any future filings it will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus but before the end of any offering made under this prospectus:

•	Current Report on Form 8-K, filed with the SEC on June 29, 2006;

•	Current Report on Form 8-K, filed with the SEC on June 16, 2006;

•	Current Report on Form 8-K, filed with the SEC on June 8, 2006;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•	Definitive Proxy Statement on Schedule 14A as filed with the SEC on April 24, 2006 and as supplemented on June 8, 2006, excluding the information contained in such proxy statement under the captions “Executive Compensation and Other Information—Ten-Year Option Repricings,” “Stock Price Performance Graph,” “Compensation Committee Report on Executive Compensation” and “Report of the Audit Committee,” which are not incorporated by reference in this prospectus; and

•	PRIMUS Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

PRIMUS will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits, unless the exhibits are specifically incorporated by reference into the prospectus. You should direct your requests to: Primus Telecommunications Group, Incorporated, 7901 Jones Branch Drive, Suite 900, McLean, VA 22102, Attention: Thomas R. Kloster, Chief Financial Officer.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the various fees and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the distribution of the senior notes and common stock being registered. All amounts shown are estimates except for the SEC registration fee and the Nasdaq Capital Market Filing Fee.

Amount
SEC registration fee	$7,000

Accounting fees and expenses	100,000

Legal fees and expenses	775,000

Other professional fees	1,918,000

Printing and engraving	30,000

Miscellaneous expenses	20,000

Total	$2,850,000

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits each Delaware business corporation to indemnify its directors, officers, employees and agents against liability for each such person’s acts taken in his or her capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action, if he or she had no reasonable cause to believe his or her conduct was unlawful. Article X of PRIMUS’s Amended and Restated By-Laws provides that PRIMUS, to the full extent permitted by Section 145 of the DGCL, shall indemnify all of its past and present directors and may indemnify all of its past or present employees or other agents. To the extent that a director, officer, employee or agent of PRIMUS has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in such Article X, or in defense of any claim, issue or matter therein, he or she shall be indemnified by PRIMUS against actually and reasonably incurred expenses in connection therewith. Such expenses may be paid by PRIMUS in advance of the final disposition of the action upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

As permitted by Section 102(b)(7) of the DGCL, Article 11 of PRIMUS’s Amended and Restated Certificate of Incorporation provides that no director shall be liable to PRIMUS for monetary damages for breach of fiduciary duty as a director, except for liability:

(i) for any breach of the director’s duty of loyalty to PRIMUS or its stockholders,

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(iii) for the unlawful payment of dividends on or redemption of PRIMUS capital stock; or

(iv) for any transaction from which the director derived an improper personal benefit.

PRIMUS has obtained a policy insuring PRIMUS and its directors and officers against certain liabilities, including liabilities under the Securities Act.

Item 16. Exhibits

The following Exhibits are filed herewith or incorporated herein by reference. References to filings by “the Company” are the filings of PRIMUS Telecommunications Group, Inc.

Exhibit Number	Description
4.1	Specimen Certificate of Primus Common Stock; Incorporated by reference to Exhibit 4.1 of the IPO Registration Statement.

4.2	Form of Indenture of Primus, between Primus and Wachovia, N.A. including therein the form of the notes; Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-4, No. 333-114981; filed with the SEC on April 29, 2004.

4.3	Intentionally left blank.

4.4	Intentionally left blank.

4.5	Contractual/Governance Agreement dated November 4, 2003, the Company and certain stockholders; Incorporated by reference to Exhibit 99.1 of the Resale S-3.

4.6	Indenture, dated February 27, 2006, between the Company and U.S. Bank National Association, as Trustee, concerning the Step Up Convertible Subordinated Debentures due 2009, including therein the form of the debentures; Incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K file on March 2, 2006.

4.7	Intentionally left blank.

4.8	Rights Agreement, dated as of December 23, 1998, between Primus and StockTrans, Inc., including the Form of Rights Certificate (Exhibit A), the Certificate of Designation (Exhibit B) and the Form of Summary of Rights (Exhibit C); Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A, No. 0-29092 filed with the Commission on December 30, 1998.

4.9	Amendments to Rights Agreement, dated as of December 30, 2002 and May 2, 2003, between Primus and StockTrans, Inc.; Incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and Exhibit 4(a) of the Company’s Current Report on Form 8-K dated May 2, 2003, respectively.

4.10	Form of legend on certificates representing shares of Common Stock regarding Series B Junior Participating Preferred Stock Purchase Rights; Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 8-A, No. 0-29092 filed with the Commission on December 30, 1998.

4.11	Intentionally left blank.

4.12	Intentionally left blank.

4.13	Intentionally left blank.

4.14	Indenture, dated October 15, 1999, between the Company and First Union National Bank including therein the form of the notes; Incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-4, No. 333-90179, filed with the SEC on November 2, 1999.

4.15	Intentionally left blank.

4.16	Indenture, dated February 24, 2000, between the Company and First Union National Bank; Incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 (the “2000 10-K”).

4.17	Specimen 5 3/4% convertible subordinated debenture due 2007; Incorporated by reference to Exhibit A to Exhibit 4.16 to the 2000 10-K.

Exhibit Number	Description
4.18	Intentionally left blank.

4.19	Intentionally left blank.

4.20	Indenture dated as of September 15, 2003 between the Company and Wachovia Bank, National Association, concerning the Company’s 3 3/4% convertible notes, including therein the forms of the notes; Incorporated by reference to Exhibit 4.1 of Post-Effective Amendment No.1 (No. 333-109902) to the Company’s Registration Statement on Form S-3.

4.21	Registration Rights Agreement dated as of September 15, 2003 between the Company, Lehman Brothers Inc. and Harris Nesbitt Corp; Incorporated by reference to Exhibit 4.2 of Post-Effective Amendment No.1 (No. 333-109902) to the Company’s Registration Statement on Form S-3.

4.22	Form of Senior Debt Indenture under Universal Shelf Registration Statement on Form S-3 (No. 333-110241) (the “Universal S-3”); Incorporated by reference to Exhibit 4.3 of the Universal S-3.

4.23	Form of Subordinated Debt Indenture under Universal S-3; Incorporated by reference to Exhibit 4.4 of the Universal S-3.

4.24	Indenture among Primus Telecommunications Holding, Inc., Primus Telecommunications Group, Incorporated and U.S. Bank National Association, as Trustee, relating to the 5.00% Exchangeable Senior Notes due 2009 of Primus Telecommunications Holding, Inc.*

4.25	Form of Registration Rights Agreement dated June 28, 2006 among Primus Telecommunications Group, Incorporated, Primus Telecommunications Holding, Inc. and the Purchasers of 5.00% Exchangeable Senior Notes dues 2009 of Primus Telecommunications Holding, Inc.*

5.1	Opinion of Hogan & Hartson LLP**

12.1	Computation of Ratio of Earnings to Fixed Charges*

23.1	Consent of Independent Registered Public Accounting Firm.*

23.2	Consent of Hogan & Hartson LLP (included in Exhibit 5.1).**

24.1	Power of Attorney (included on signature page).

25.1	Form T-1, Statement of Eligibility under the Trust Indenture Act of U.S. Bank Trust National Association**

*	Filed herewith.
**	To be filed by amendment.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

Provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above shall not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of McLean, State of Virginia, on July 18, 2006.

PRIMUS TELECOMMUNICATIONS GROUP INCORPORATED

By:	/S/ K. PAUL SINGH
K. Paul Singh Chairman, President and Chief Executive Officer (Duly Authorized Officer)

Each person whose signature appears below constitutes and appoints K. Paul Singh, John F. DePodesta and Thomas R. Kloster his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act) to the Registration Statement on Form S-3, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed as of July 18, 2006 by the following persons in the capacities indicated.

Signature	Title

/S/ K. PAUL SINGH	Chairman, President and Chief Executive Officer (Principal Executive Officer)
K. Paul Singh

/S/ JOHN F. DEPODESTA	Executive Vice President, Secretary and Director
John F. DePodesta

/S/ THOMAS R. KLOSTER	Chief Financial Officer (Principal Financial Officer)
Thomas R. Kloster

/S/ TRACY B. LAWSON	Vice President—Corporate Controller (Principal Accounting Officer)
Tracy B. Lawson

/S/ DAVID E. HERSHBERG	Director
David E. Hershberg

/S/ PRADMAN P. KAUL	Director
Pradman P. Kaul

/S/ JOHN G. PUENTE	Director
John G. Puente

/S/ DOUGLAS M. KARP	Director
Douglas M. Karp

Director
Paul G. Pizzani

EXHIBIT INDEX

Exhibit Number	Description
4.1	Specimen Certificate of Primus Common Stock; Incorporated by reference to Exhibit 4.1 of the IPO Registration Statement.

4.2	Form of Indenture of Primus, between Primus and Wachovia, N.A. including therein the form of the notes; Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-4, No. 333-114981; filed with the SEC on April 29, 2004.

4.3	Intentionally left blank.

4.4	Intentionally left blank.

4.5	Contractual/Governance Agreement dated November 4, 2003, the Company and certain stockholders; Incorporated by reference to Exhibit 99.1 of the Resale S-3.

4.6	Indenture, dated February 27, 2006, between the Company and U.S. Bank National Association, as Trustee, concerning the Step Up Convertible Subordinated Debentures due 2009, including therein the form of the debentures; Incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K file on March 2, 2006.

4.7	Intentionally left blank.

4.8	Rights Agreement, dated as of December 23, 1998, between Primus and StockTrans, Inc., including the Form of Rights Certificate (Exhibit A), the Certificate of Designation (Exhibit B) and the Form of Summary of Rights (Exhibit C); Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A, No. 0-29092 filed with the Commission on December 30, 1998.
4.9	Amendments to Rights Agreement, dated as of December 30, 2002 and May 2, 2003, between Primus and StockTrans, Inc.; Incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and Exhibit 4(a) of the Company’s Current Report on Form 8-K dated May 2, 2003, respectively.

4.10	Form of legend on certificates representing shares of Common Stock regarding Series B Junior Participating Preferred Stock Purchase Rights; Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 8-A, No. 0-29092 filed with the Commission on December 30, 1998.

4.11	Intentionally left blank.

4.12	Intentionally left blank.

4.13	Intentionally left blank.

4.14	Indenture, dated October 15, 1999, between the Company and First Union National Bank including therein the form of the notes; Incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-4, No. 333-90179, filed with the SEC on November 2, 1999.

4.15	Intentionally left blank.

4.16	Indenture, dated February 24, 2000, between the Company and First Union National Bank; Incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 (the “2000 10-K”).

4.17	Specimen 5 3/4% convertible subordinated debenture due 2007; Incorporated by reference to Exhibit A to Exhibit 4.16 to the 2000 10-K.

Exhibit Number	Description
4.18	Intentionally left blank.

4.19	Intentionally left blank.

4.20	Indenture dated as of September 15, 2003 between the Company and Wachovia Bank, National Association, concerning the Company’s 3 3/4% convertible notes, including therein the forms of the notes; Incorporated by reference to Exhibit 4.1 of Post-Effective Amendment No.1 (No. 333-109902) to the Company’s Registration Statement on Form S-3.

4.21	Registration Rights Agreement dated as of September 15, 2003 between the Company, Lehman Brothers Inc. and Harris Nesbitt Corp; Incorporated by reference to Exhibit 4.2 of Post-Effective Amendment No.1 (No. 333-109902) to the Company’s Registration Statement on Form S-3.

4.22	Form of Senior Debt Indenture under Universal Shelf Registration Statement on Form S-3 (No. 333-110241) (the “Universal S-3”); Incorporated by reference to Exhibit 4.3 of the Universal S-3.

4.23	Form of Subordinated Debt Indenture under Universal S-3; Incorporated by reference to Exhibit 4.4 of the Universal S-3.

4.24	Indenture among Primus Telecommunications Holding, Inc., Primus Telecommunications Group, Incorporated and U.S. Bank National Association, as Trustee, relating to the 5.00% Exchangeable Senior Notes due 2009 of Primus Telecommunications Holding, Inc.*

4.25	Form of Registration Rights Agreement dated June 28, 2006 among Primus Telecommunications Group, Incorporated, Primus Telecommunications Holding, Inc. and the Purchasers of 5.00% Exchangeable Senior Notes dues 2009 of Primus Telecommunications Holding, Inc.*

5.1	Opinion of Hogan & Hartson LLP**

12.1	Computation of Ratio of Earnings to Fixed Charges*

23.1	Consent of Independent Registered Public Accounting Firm.*

23.2	Consent of Hogan & Hartson LLP (included in Exhibit 5.1).**

24.1	Power of Attorney (included on signature page).

25.1	Form T-1, Statement of Eligibility under the Trust Indenture Act of U.S. Bank Trust National Association**

*	Filed herewith.

**	To be filed by amendment.